2007 SECOND QUARTER REPORT

DUNDEE CORPORATION

Management’s Discussion and Analysis

Dundee Corporation (the “Company” or “Dundee Corporation” or “we”) is primarily a holding company that, through a variety of business activities and investments, is dedicated to wealth management, real estate and resources.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  Dundee Corporation’s portfolio investment holdings include publicly listed and private companies in a variety of sectors, as well as investments in highly liquid securities such as mutual funds.  The Company is listed on the Toronto Stock Exchange (TSX: DC.A and DC.PR.A).

This interim Management’s Discussion and Analysis has been prepared with an effective date of August 14, 2007 and provides an update on matters discussed in, and should be read in conjunction with the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2006.  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and all amounts are in Canadian dollars, unless otherwise specified.

OPERATING SEGMENTS AND SIGNIFICANT INVESTMENTS

Wealth Management

The wealth management segment consists of the operations of our subsidiary, DundeeWealth Inc. (formerly Dundee Wealth Management Inc.) (“DundeeWealth”) (www.dundeewealth.com).  DundeeWealth is a Canadian owned diversified wealth management company that creates innovative asset management, alternative investments and provides investment solutions.  In addition, DundeeWealth provides capital markets and advisory services to financial advisors, institutions, corporations and foundations, and provides retail banking services through financial advisors.  DundeeWealth carries out its business through 100% owned operating subsidiaries.

Domestic banking activities are carried out in DundeeWealth through the Dundee Bank of Canada (or “the Bank”).  International banking activities are carried out through The Dundee Bank, which is located in the Cayman Islands.

Real Estate

The real estate segment includes the operations of our 78% interest in Dundee Realty Corporation (“Dundee Realty”), a company operating primarily in the land and housing business.  Land and housing activities are supplemented by a portfolio of select income generating properties owned directly by Dundee Realty, and by our 16% interest in Dundee REIT (www.dundeereit.com).

Resources

Activities in our resources segment are carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary, and our 51% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com), an oil and gas company that plans to carry out exploration, development, and natural gas storage activities and has interests in Spain and Tunisia.  The resources segment also includes our 21% interest in Dundee Precious Metals Inc. ("Dundee Precious") (www.dundeeprecious.com), our 24% interest in Breakwater Resources Ltd. ("Breakwater") (www.breakwater.ca) and our interests in Corona Gold Corporation (“Corona”) and Valdez Gold Corporation (“Valdez”), all of which are accounted for by the equity method.

Other Investments and Corporate Costs

Our remaining investments and the operating results therefrom have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as highly liquid securities such as mutual funds.  This segment also includes general corporate overhead costs and interest expense.

DUNDEE CORPORATION

Significant Investments

The following table lists the more significant investments in our portfolio as at June 30, 2007, including our percentage ownership interest, the accounting treatment used to account for our investment, the book value of the investment at June 30, 2007 (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices.

(in thousands of dollars except percentage amounts)
	Period end %	Accounting	Book	Market
Investment Holding	Owned	Treatment	Value	Value
Wealth Management Segment
Dundee Wealth Management Inc.	56%	Consolidation	N/A	$ 1,039,077
Real Estate Segment
Dundee Realty Corporation	78%	Consolidation	N/A	N/A
Dundee Real Estate Investment Trust (a)	16%	Equity	$ 162,315	309,989
Resources Segment
Eurogas Corporation	51%	Consolidation	N/A	103,067
Dundee Precious Metals Inc.	21%	Equity	103,125	115,047
Breakwater Resources Ltd.	24%	Equity	78,674	280,170

(a)

Our interest in Dundee Real Estate Investment Trust (“Dundee REIT”) is primarily held through units of Dundee Properties Limited Partnership (“DPLP”) which are convertible, at the Company’s option, into publicly traded units of Dundee REIT on a one-for-one basis.  Market value of Dundee REIT as at June 30, 2007 is net of our obligation to deliver approximately 1.1 million Dundee REIT units pursuant to the terms of our Exchangeable Debentures (see “Corporate Debt”).

CONSOLIDATED RESULTS OF OPERATIONS

Six months ended JUNE 30, 2007 compared with the six months ended JUNE 30, 2006

Consolidated Net Earnings

Net earnings for the six months ended June 30, 2007 were $113.8 million or $1.51 per share compared with $54.6 million or $0.73 per share in the same period of 2006.  Dilution gains in the first half of 2007 were $60.3 million resulting primarily from the issuance of shares by DundeeWealth.

(in thousands of dollars)
		Six Months
For the period ended June 30,	2007	2006
Wealth management	$ 28,215	$ 29,343
Real estate	51,051	41,116
Resources	15,476	20,120
Other investments and corporate costs	(6,913)	(10,980)
Intersegment	1,636	1,636
	89,465	81,235
Dilution gains from consolidated subsidiaries	60,339	1,162
Income taxes	(35,991)	(27,844)
	$ 113,813	$ 54,553

Dilution gains include $56 million recognized following the issuance of common shares of DundeeWealth to acquire the non-controlling interest in its subsidiary in February 2007.  DundeeWealth purchased the 16.3% non-controlling interest for an aggregate purchase price of $331.0 million, including $154.5 million in cash, the issuance of 11 million common shares from its treasury and transaction costs of $0.6 million.  DundeeWealth accounted for the acquisition as a step purchase and the purchase price was allocated to the identifiable assets and liabilities of the subsidiary at their fair value on the acquisition date.  Approximately $203 million of the purchase price was assigned to the value of investment management contracts and $66 million to goodwill.  The purchase eliminates the non-controlling interest on the consolidated balance sheets of DundeeWealth.  As a result of this issuance of common shares of DundeeWealth, our interest was diluted and, in accordance with Canadian GAAP, we

DUNDEE CORPORATION

were considered to have disposed of approximately 6% of our investment in DundeeWealth which resulted in a gain of $55.7 million.

While revenues and assets under management have continued to increase in DundeeWealth, the current reporting period also includes consideration of new business initiatives for which there is no comparable record of results.  The formal market launch of the Bank in September 2006 and the formation of a New York based asset management subsidiary, DFG Investment Advisers, Inc. (“DFGIA”), are the largest of these initiatives.  One-time costs attached to these new business initiatives, together with increased compensation costs resulting from the hiring of new personnel during the period, largely in the IT and capital markets area of DundeeWealth, resulted in increased expenses during the period.  In the first half of 2007, earnings before taxes in our wealth management division decreased to $28.2 million compared with $29.3 million in the same period of 2006.

Results from our real estate segment increased to $51.1 million for the first half of 2007 from $41.1 million in the same period of 2006.  Real estate contribution margins from land and housing activities increased to $52.1 million in the first six months of 2007 compared with $24.9 million in the same period of the prior year.

In June 2007, amendments modifying the tax treatment of publicly traded trusts and partnerships were made to the Income Tax Act, such that certain distributions and income, other than taxable dividends, or capital gains from non-portfolio properties (as defined in the Income Tax Act) will not be deductible for tax purposes.  In the second quarter, Dundee REIT recognized a future income tax liability of $40.0 million in respect of these amendments, which adversely affected our equity earnings in that period.

Operating earnings before income taxes from our resources segment were $15.5 million in the first half of 2007 compared with $20.1 million in the first half of 2006.  Equity earnings, primarily from our investments in Dundee Precious and Breakwater, decreased slightly to $20.1 million in the first six months of the current year compared with $20.7 million in the same period of the prior year.  Operating losses have increased as our resources segment continues to expand its operations in the management of resource investments.

Consolidated Earnings Per Share

Earnings available to the holders of class A subordinate voting shares and class B common shares were $1.51 per share in the six months ended June 30, 2007 compared to $0.73 per share in the same period of 2006.

Shares and per share amounts have been adjusted to reflect a three-for-one stock split of the Company’s class A subordinate voting shares and class B common shares (see “Other Consolidated Balances and Capital Structure – Share Capital”).

(in thousands of dollars, except weighted average number of shares outstanding and per share amounts)
		Three Months		Six Months
For the three and six months ended June 30,	2007	2006	2007	2006
Net earnings available to Subordinate Shareholders and
Class B Shareholders	$ 19,530	$ 36,178	$ 113,813	$ 54,553
Weighted average number of shares outstanding	75,324,345	75,160,998	75,316,677	75,089,382
Basic earnings per share	$0.26	$ 0.48	$ 1.51	$ 0.73

Effect of dilutive securities to available net earnings	$ 746	$ (681)	$ 2,025	$ (1,677)
Effect of dilutive securities to weighted average number of shares outstanding	11,525,631	2,426,025	11,801,520	2,592,177
Diluted earnings per share	$ 0.23	$ 0.45	$ 1.33	$ 0.68

DUNDEE CORPORATION

Corporate Investments and Equity Accounted Investments

Available-for-Sale Securities

In previous years, our corporate investment portfolio consisted of both equity accounted investments and investments carried at cost.  Beginning January 1, 2007 and in accordance with new accounting standards (see “Changes in Accounting Policies”), investments previously carried at cost are now identified as available-for-sale securities and are carried on our balance sheet at fair value, with changes in unrealized gains and losses recorded in other comprehensive income.

(in thousands of dollars)
Available-for-Sale Securities
Corporate Investments
Corporate investments as at December 31, 2006	$ 154,158
Unrealized gains in available-for-sale securities, December 31, 2006	33,831
Market value of available-for-sale securities as at December 31, 2006	187,989
Transactions in the six months ended June 30, 2007
New investments	103,826
Cost of investments sold	(4,597)
Other transactions	(2,057)
Changes in unrealized gains in available-for-sale securities, June 30, 2007	4,971
Market value of available-for-sale securities as at June 30, 2007	$ 290,132

In the first six months of 2007, we invested cash of $103.8 million in our available-for-sale investment portfolio and we received proceeds of $6.0 million on the sale of certain of our investment holdings.

Equity Accounted Investments

Our equity accounted investments are now separately identified on our consolidated balance sheet, although we continue to account for these investments using the equity method of accounting.  Each of our equity accounted investee companies have independently adopted the new standards for financial instruments which may have resulted in their own reporting of other comprehensive income.  To the extent that our equity accounted investees have reported other comprehensive income, we have recorded our proportionate share through an increase or decrease in our own other comprehensive income.

(in thousands of dollars)
Equity Accounted
Investments
Carrying value of equity accounted investments, December 31, 2006	$ 321,343
Adjustments to opening retained earnings relating to equity accounted investees	1,501
Share of unremitted other comprehensive income in equity accounted investees, December 31, 2006	13,835
336,679
Transactions in the six months ended June 30, 2007
New investments	25,029
Cost of investments sold	(30,771)
Share of earnings of equity accounted investees	32,339
Share of unremitted other comprehensive income in equity accounted investees, June 30, 2007	(9,690)
Other transactions	1,333
Carrying value of equity accounted investments, June 30, 2007	$ 354,919

A more detailed analysis of our ownership interest and carrying value of our equity accounted investments is included in Note 5 to the interim consolidated financial statements.

DUNDEE CORPORATION

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars.  We believe that important measures of our operating performance include certain measures that are not defined under Canadian GAAP and as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

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“AUM” or “Assets under Management” represent the period-end market value of client assets managed by DundeeWealth on a discretionary basis and in respect of which DundeeWealth earns investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheets.

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“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by DundeeWealth and in respect of which DundeeWealth earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheets.

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“BCD” or “Bank Client Deposits” represents the approximate period-end market value of client deposits in the banking division of DundeeWealth upon which we pay interest.  BCD are reflected as part of “Client deposits and related liabilities” on our consolidated balance sheets.

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“EBITDA” represents earnings before interest, taxes, depreciation and amortization.  We use this measure as a supplement to net earnings and cash flows.

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“Operating Earnings before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments

On January 1, 2007, the Company adopted the provisions of CICA Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 3865, “Hedges”, 1530, “Comprehensive Income” and 3251, “Equity” which became effective for the Canadian companies on that date.

The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables.  In addition, the standards require that all financial assets, including all derivatives, be measured at fair value on the consolidated balance sheet with the exception of loans, receivables and investments classified as held to maturity, which are measured at amortized cost calculated on an effective yield basis.  Changes in the fair value of securities classified as trading continue to be reported in earnings along with any from those designated at fair value, while changes in the fair value of securities classified as available for sale are reported within accumulated other comprehensive income (“AOCI”) until the financial asset is disposed of, or becomes impaired.  Similarly, the standards require that all financial liabilities be measured at fair value on the consolidated balance sheet when they are held for trading or when they are classified as derivatives.  Other financial liabilities are measured at amortized cost on an effective yield basis.

DUNDEE CORPORATION

Generally, trading securities held by DundeeWealth’s brokerage division were not impacted by the application of the new standards and we continue to report realized and unrealized gains and/or losses in respect of these investments through net earnings.  Upon application of these new standards, our corporate investment portfolio and our banking portfolio were classified as available for sale and accordingly, these items are now carried on our consolidated balance sheets at fair value, using mark-to-market pricing, with the amounts of unrealized gains and losses being reported as AOCI.  These requirements do not impact our accounting for equity accounted investees, except that, as discussed previously, our proportionate share of any adjustments to AOCI made by the investee pursuant to this accounting change has also been reflected in our consolidated balance sheet.  AOCI is included on the consolidated balance sheet as a separate component of shareholders’ equity and is shown on a net of tax basis.

These standards have been applied as an adjustment to opening retained earnings and AOCI.  As a result, opening retained earnings increased by approximately $0.5 million and AOCI increased by approximately $29 million.  In accordance with Canadian GAAP for such changes, prior period balances have not been restated, except with respect to accumulated foreign exchange adjustments relating to self-sustaining operations denominated in other currencies.  Refer to note 1 to the interim consolidated financial statements for more detailed information in respect of the transition adjustments required on the application of the new standards.

Change in Accounting Policy of an Equity Accounted Investee

During the fourth quarter of 2006, one of our equity accounted investees changed its accounting policy for exploration expenditures.  We have retrospectively restated our own interim consolidated financial statements to reflect this change.  Details of the annual impact of this change in policy were provided in note 21 to the 2006 Audited Consolidated Financial Statements.  The effect of applying the change to each quarter was not material.

ACCOUNTING POLICIES AND ESTIMATES

Certain accounting policies are critical to understanding our results of operations and financial condition and some of these policies require us to make certain judgements and estimates on matters that are uncertain.  Changes in estimates may have a material impact on our financial results and condition.  The interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 1 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2006 (“2006 Audited Consolidated Financial Statements”), except as noted under “Changes in Accounting Policies”.

As a result of the new accounting standards, our portfolios of trading securities and available-for-sale securities are carried on our consolidated balance sheet at fair value, determined using mark-to-market pricing, with unrealized gains and losses on trading securities recognized in earnings, and with unrealized gains and losses on available-for-sale securities recognized in other comprehensive income.  The value of some financial instrument holdings is based on quoted market prices.  However, the value of a number of our credit investments, including collateralized corporate loan obligations and other structured products, is determined by third-party valuation models that may require parameters such as interest rate yield curves, foreign exchange rates and default estimations.  These mark-to-market prices do not necessarily reflect trading prices.  Uncertainty in estimating parameters and other qualitative aspects of these valuation models can impact the amount of revenue or loss or the amount of other comprehensive income recorded in a particular period.

DUNDEE CORPORATION

S E G M E N T E D O P E R A T I N G R E S U L T S
Six Months ended June 30, 2007 and 2006

(in thousands of dollars)						2007

	Wealth			Other Investments
For the six months ended June 30, 2007	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 221,157	$ -	$ -	$ -	$ -	$ 221,157
Redemption fees	8,023	-	-	-	-	8,023
Financial services	226,823	-	-	1,061	(1,055)	226,829
Banking interest income	36,058	-	-	-	-	36,058
Real estate revenue	-	144,420	-	-	-	144,420
Investment income	7,575	3,961	362	6,589	(4,659)	13,828
	499,636	148,381	362	7,650	(5,714)	650,315
EXPENSES
Selling, general and administrative	164,947	4,154	4,042	6,368	(1,055)	178,456
Variable compensation	151,722	-	-	-	-	151,722
Trailer service fees	63,472	-	-	-	-	63,472
Banking interest expense	28,363	-	-	-	-	28,363
Operating costs, real estate	-	92,315	-	-	-	92,315
	408,504	96,469	4,042	6,368	(1,055)	514,328
OPERATING EBITDA	91,132	51,912	(3,680)	1,282	(4,659)	135,987
Amortization of deferred sales commissions	32,188	-	-	-	-	32,188
Depreciation, depletion and amortization	10,053	2,815	32	2,658	-	15,558
Interest expense	9,603	4,856	1,695	7,950	(6,295)	17,809
Gain on exchangeable debentures	-	-	-	(2,316)	-	(2,316)
OPERATING EARNINGS (LOSS)	39,288	44,241	(5,407)	(7,010)	1,636	72,748
Equity earnings	-	12,124	20,118	97	-	32,339
Non-controlling interest	(11,073)	(5,314)	765	-	-	(15,622)
	$ 28,215	$ 51,051	$ 15,476	$ (6,913)	$ 1,636	89,465
Dilution gains						60,339
Income taxes						(35,991)
NET EARNINGS FOR THE PERIOD						$ 113,813

(in thousands of dollars)						2006

	Wealth			Other Investments
For the six months ended June 30, 2006	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 180,730	$ -	$ -	$ -	$ -	$ 180,730
Redemption fees	6,682	-	-	-	-	6,682
Financial services	197,801	-	-	1,280	(1,221)	197,860
Banking interest income	1,637	-	-	-	-	1,637
Real estate revenue	-	84,519	-	-	-	84,519
Investment income	6,520	9,805	287	5,458	(1,824)	20,246
	393,370	94,324	287	6,738	(3,045)	491,674
EXPENSES
Selling, general and administrative	131,642	3,831	1,188	6,772	(1,221)	142,212
Variable compensation	130,146	-	-	-	-	130,146
Trailer service fees	49,775	-	-	-	-	49,775
Banking interest expense	1,220	-	-	-	-	1,220
Operating costs, real estate	-	59,606	-	-	-	59,606
	312,783	63,437	1,188	6,772	(1,221)	382,959
OPERATING EBITDA	80,587	30,887	(901)	(34)	(1,824)	108,715
Amortization of deferred sales commissions	25,688	-	-	-	-	25,688
Depreciation, depletion and amortization	8,257	3,729	22	1,180	-	13,188
Interest expense	2,943	4,625	329	10,109	(3,460)	14,546
Gain on exchangeable debentures	-	-	-	-	-	-
OPERATING EARNINGS (LOSS)	43,699	22,533	(1,252)	(11,323)	1,636	55,293
Equity earnings	-	21,048	20,713	343	-	42,104
Non-controlling interest	(14,356)	(2,465)	659	-	-	(16,162)
	$ 29,343	$ 41,116	$ 20,120	$ (10,980)	$ 1,636	81,235
Dilution gains						1,162
Income taxes						(27,844)
NET EARNINGS FOR THE PERIOD						$ 54,553

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

Six months ended JUNE 30, 2007 compared with the six months ended JUNE 30, 2006

WEALTH MANAGEMENT SEGMENT

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RESULTS OF OPERATIONS

During the first half of 2007, our wealth management segment earned operating EBITDA of $91.1 million and net earnings, before taxes and non-controlling interest, of $39.3 million on revenues of $499.6 million.  This compares with operating EBITDA of $80.6 million and net earnings, before taxes and non-controlling interest, of $43.7 million on revenues of $393.4 million in the same period of 2006.

(in millions of dollars)
	Three months			Six months
For the three and six months ended June 30,	2007	% Change	2006	2007	% Change	2006
REVENUES
Management fees	$ 114.4	26%	$ 90.8	$ 221.2	22%	$ 180.7
Redemption fees	4.0	17%	3.4	8.0	20%	6.7
Financial services	111.8	24%	90.4	226.8	15%	197.8
Banking interest income	21.4	n/a	1.0	36.1	n/a	1.6
Other	4.6	(3%)	4.7	7.6	15%	6.6
	$ 256.1	35%	$ 190.3	$ 499.6	27%	$ 393.4

Driven by growth in AUM, management fee revenues in the first six months of 2007 increased to $221.2 million representing a 22% increase over the $180.7 million earned in the same period of 2006.  Financial services revenue was $226.8 million for the first six months of 2007, a 15% increase compared to $197.8 million for the same period of 2006.  Growth in AUA and a larger volume of institutional transactions increased commissions and trailer service fees by $29.8 million to $198.7 million.

Year-to-date, banking interest income was $36.1 million (2006 – $1.6 million) and banking interest expense was $28.4 million (2006 – $1.2 million).  The Bank’s annualized net interest margin was 72 bps for the first half of 2007 (2006 – 57 bps).  This increase in spread was driven by a larger proportion of funds being invested in higher interest yielding assets such as mortgages and structured credit investments.

Investment income includes interest and dividends, realized gains on sales of corporate investments, and translation gains and losses from transactions in other than Canadian currency.  Interest and dividend revenue was $2.7 million in the first half of 2007 (2006 – $1.8 million), including approximately $1.3 million from direct investment in a portfolio of collateralized corporate loan obligations.  Net realized gains resulting from sales of investments were approximately $2.4 million (2006 – $4.2 million).  As certain of DundeeWealth’s assets and liabilities are denominated in U.S. currency, including U.S. denominated deposits at the Bank, these balances are subject to foreign exchange rate fluctuations.  As a consequence of the strengthening Canadian dollar, these U.S. denominated liabilities have decreased, resulting in a foreign exchange gain of approximately $6.7 million.  This gain has been included in investment income.  The corresponding foreign exchange loss relating to the U.S. denominated assets has been included in other comprehensive income as the assets are classified as available-for-sale securities.  These items may fluctuate on a period-over-period basis as the foreign exchange rate between the U.S. and Canadian dollar changes.  Also included in investment income is an unrealized mark-to-market loss of $4.3 million related to interest rate swap contracts entered into to swap floating interest to fixed interest income on floating rate bonds and wholesale credit banking assets which again have been entered into to economically hedge interest rate fluctuations but which are not considered a hedge for accounting purposes.

Operating expenses in the wealth management segment, adjusted for intersegment distribution fees, were $407.4 million in the first six months of 2007, compared with $311.5 million in 2006.  Certain expenses, such as variable compensation costs, trailer service fees and banking interest expense have increased in direct correlation with the increase in corresponding revenue streams or AUM levels.

DUNDEE CORPORATION

(in millions of dollars)
	Three months			Six months
For the three and six months ended June 30,	2007	% Change	2006	2007	% Change	2006
OPERATING EXPENSES
Selling, general and administrative	$ 85.5	25%	$ 68.4	$ 164.9	25%	$ 131.6
Variable compensation	73.7	23%	59.8	151.7	17%	130.1
Trailer service fees	33.0	30%	25.5	63.5	28%	49.8
Banking interest expense	16.7	1988%	0.8	28.4	2267%	1.2
	208.9	35%	154.5	408.5	31%	312.7
Intersegment distribution fees	0.5	(17%)	0.6	(1.1)	(8%)	(1.2)
Total	$ 209.4	35%	$ 155.1	$ 407.4	31%	$ 311.5

Selling, general, and administrative (“SG&A”) costs have increased from $131.6 million in the first six months of 2006 to $164.9 million in 2007.  New business initiatives include the launch of the Bank in September 2006, and the formation of DFGIA in February 2007 and  one-time costs associated with these start-up businesses have contributed to higher levels of SG&A.  DundeeWealth has added personnel, primarily in upgrading and expanding capital market professionals and increases in headcount in information technology which have contributed approximately $10 million towards increased SG&A costs.

In addition, DundeeWealth has incurred higher levels of SG&A in order to enhance the brand awareness of Dynamic Funds, increase service levels to financial advisors, establish a website for advisors which has since been well received, and continue its efforts to be an advocate of the advice channel in Canada.  The Company believes that these costs will be reduced now that the brand has been established. We estimate that these costs have added approximately $7.4 million to increased SG&A levels.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing support to clients who have invested in our products.  Trailer service fees are calculated as a percentage of the fair value of associated AUM.  Therefore, we expect to see increases in trailer service fee expense corresponding to increases in our average AUM during the period.  As a percentage of average AUM, trailer service fees paid in the first two quarters of 2007 increased to approximately 0.59% (2006 – 0.56%) or 33% (2006 – 32%) of total management fee revenue earned from these assets.  This increase is primarily attributed to a higher average proportion of AUM from front-end asset gathering activities, which pay a higher trailer service fee.

Interest expense increased by $6.7 million to $9.6 million for the six months ended June 30, 2007.  The increase reflects higher borrowing levels, including amounts borrowed pursuant to the $350 million credit facility.  Throughout 2007, DundeeWealth has drawn against the facility in order to meet funding requirements in connection with expanded business activities, including providing capital to the Bank and for corporate investments.  Also included in interest expense are preferred dividends from the issue of 4.75% cumulative redeemable first preference shares, series 1 on March 13, 2007.

Depreciation and amortization expense increased to $10.1 million in the first half of 2007 from $8.3 million in the same period of 2006, primarily due to a provision of $2.4 million against the carrying value of goodwill relating to international banking activities.

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CHANGES IN FINANCIAL CONDITION

Establishment of a $350 million Credit Facility

On February 15, 2007, DundeeWealth entered into a credit facility for a maximum of $350 million with a Canadian chartered bank.  The facility bears interest, at DundeeWealth’s option, at a rate per annum equal to either the bank’s prime lending rate or at the bank’s then prevailing bankers’ acceptance rate plus 0.625%.  Unused amounts available under the facility are subject to a standby fee of 0.15% per annum.  Other terms and conditions of the credit facility are provided in note 12 to the 2006 Audited Consolidated Financial Statements.  On June 30, 2007, DundeeWealth had borrowed $210 million against this facility.

Issuance of 4.75% Cumulative Redeemable First Preference Shares, Series 1 by DundeeWealth

In March 2007, DundeeWealth issued 6,225,000 4.75% cumulative redeemable first preference shares, series 1 (“Wealth Series 1 Shares”) at a price of $25 per Wealth Series 1 Share.  Details of the terms and conditions of the Wealth Series 1 Shares are provided in note 23 to the 2006 Audited Consolidated Financial Statements.

DUNDEE CORPORATION

Balances Related to the Brokerage Division

Client Accounts and Loans Receivable, and Client Deposits and Related Liabilities

Client account balances represent funds owing from or belonging to clients, and amounts to or from brokers and dealers that are pending settlement.  While changes in these balances may impact regulatory capital requirements in our regulated subsidiaries, they do not necessarily reflect any change in our financial position.  As at June 30, 2007, client accounts receivable were $649.1 million (December 31, 2006 – $320.6 million) and client deposits and related liabilities were $491.7 million (December 31, 2006 – $264.9 million).

Bank Indebtedness (Call Loan Facilities)

Dundee Securities has established call loan facilities for $225 million with two Canadian chartered banks.  These call loan facilities are secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities and are used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  As with client account balances, amounts borrowed pursuant to these call loan facilities may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a meaningful change in DundeeWealth’s financial position.  Amounts borrowed pursuant to these call loan facilities, which at June 30, 2007 totalled $130 million (December 31, 2006 – $50 million), are reported as bank indebtedness.

Balances Related to the Banking Division

Client Accounts and Loans Receivable, and Client Deposits and Related Liabilities

Client accounts and loans receivable in DundeeWealth’s banking division include residential mortgages and consumer loans that are included as assets on our consolidated balance sheets and client deposits that are included as liabilities on our consolidated balance sheets.

Client accounts and loans receivable primarily comprise residential mortgages which increased to $261.8 million at June 30, 2007 compared with $111.3 million as at December 31, 2006.  In 2007, the effective yield of DundeeWealth’s portfolio of mortgage and consumer loans was 5.2% (December 2006 – 5.1%).  At quarter-end, outstanding mortgage loan commitments from mortgage lending activities were $171 million (December 31, 2006 – $42 million).

Client deposits and related liabilities in the banking division aggregated $1.9 billion at June 30, 2007 (December 31, 2006 – $0.9 billion) and consist primarily of the Bank’s Investment Savings Account deposits.

Available-for-Sale Securities Owned, Banking

As at June 30, 2007, the Bank’s available-for-sale securities totalled $1.7 billion stated at mark-to-market pricing in accordance with new accounting standards.  The breakdown of investments is as follows:

(in millions of dollars)
	June 30, 2007	December 31, 2006
Securities issued or guaranteed by the Government of Canada	$ 27.4	$ 126.4
Commercial paper	787.4	571.2
Corporate bonds	345.9	61.7
Collateralized corporate loan obligations and other structured products	580.7	104.4
	1,741.4	863.7
Transitional adjustment	-	2.9
	$ 1,741.4	$ 866.6

As at June 30, 2007, the Bank held structured credit investments totalling $581 million, comprised predominantly of collateralized corporate loan obligations (“CLO”s).  CLO’s are special purpose investment vehicles which invest in a portfolio of loans or bonds of various corporate enterprises.  The Bank invests in this asset class as a low cost and efficient way to gain  broadly diversified exposure to portfolios of corporate loan assets without incurring the costs of setting up its own corporate

DUNDEE CORPORATION

lending department.  The Bank’s CLO portfolio has no investments in the U.S. sub-prime market of mortgage backed securities or in ABS collateralized debt obligations.  As of June 30, 2007, all of the assets are investment grade and have an average risk rating of A.  Unlike traditional corporate loans which are held at amortized cost, DundeeWealth’s portfolio of assets has been classified as available-for-sale securities and therefore must be carried at fair value.  As a result, carrying values are subject to mark-to-market fluctuations in other comprehensive income. Notwithstanding that there is no sub-prime mortgage exposure, as a result of the recent market turmoil in the sub-prime mortgage market, the market value of the Bank’s collateralized loan portfolio declined by approximately $6 million on an after tax basis as at June 30, 2007.

In the past few weeks, global markets have been adversely affected by the fallout from the U.S. sub-prime mortgage market decline and its initial impact on holders of ABS collateralized debt obligations.  The situation has been exacerbated by the tightening of credit and the resultant failure of major buyouts to be financed as originally intended.  The uncertainty in the marketplace has had an impact on the mark-to-market pricing of collateralized corporate loan obligations and on other forms of credit, in particular, structured credit.  In DundeeWealth, these investments have continued to suffer declines in pricing in July, notwithstanding that DundeeWealth has no exposure to the U.S. sub-prime mortgage market in its CLO portfolio, nor have there been any defaults in its portfolios.  DundeeWealth intends to hold these investments to maturity and therefore not realize any of these mark-to-market fluctuations.

Accounts Receivable and Accounts Payable

DundeeWealth’s accounts receivable balance at June 30, 2007 decreased to $144.5 million from $232.1 million at the end of 2006.  Included in the December 31, 2006 balance are performance fees associated with our investment products which were paid in the first quarter of 2007.  These performance fees have associated direct expenses which, together with costs related to our expanded business activities, have contributed to an increased balance in accounts payable and their payment in the first two quarters accounted for the decrease in accounts payable at June 30, 2007.

Corporate Investments in DundeeWealth

Our corporate investment portfolio at June 30, 2007 includes $84.5 million of collateralized corporate loan obligations held by a subsidiary of DundeeWealth.

During the current quarter, that subsidiary seeded collateralized corporate loan obligations of $53.4 million and $90.2 million on a year-to-date basis.  At June 30, 2007, the subsidiary reported unrealized losses in respect of this portfolio of approximately $3.8 million, net of taxes of $1.9 million.  Consistent with changes in mark-to-market values experienced by the Bank, its corporate portfolio of collateralized corporate loan obligations has experienced market declines as a result of recent market turmoil. Likewise, its mark-to-market loss includes foreign exchange losses, although it has, in general, economically hedged its foreign exchange exposure as its borrowings to fund these investments were denominated in foreign currency.

REAL ESTATE SEGMENT

➢

RECENT DEVELOPMENTS

Proposed Sale of Portfolio Assets of Dundee REIT to GE Real Estate

On June 4, 2007, Dundee REIT announced that it had entered into a definitive agreement to sell certain of its real estate assets to GE Real Estate for an aggregate purchase price of approximately $2.4 billion, subject to certain adjustments.  As part of the transaction, GE Real Estate agreed to subscribe for newly issued units of Dundee REIT worth approximately $165 million, which is expected to result in GE Real Estate owning approximately 18% of Dundee REIT.

Dundee REIT will use the cash proceeds received on closing to redeem outstanding units of Dundee REIT for $47.50 per unit, subject to a maximum of amounts received pursuant to the transaction referred to above.  The Company, together with the non-controlling shareholder of Dundee Realty, have collectively elected to have 58% of their interest acquired pursuant to the transaction, which is expected to generate cash proceeds of $184 million and result in a realized gain of approximately $99

DUNDEE CORPORATION

million.  Following completion of the transaction as outlined above, the Company and the non-controlling shareholder of Dundee Realty will hold an approximate aggregate 18% interest in Dundee REIT.

The transaction contemplates that Dundee REIT’s senior management will be transferred to Dundee Realty and that Dundee Realty will enter into an asset management agreement with each of GE Real Estate and Dundee REIT pursuant to which Dundee Realty will provide asset management services.  The Dundee REIT asset management agreement is for an initial term of five years and is renewable for a further five years in accordance with the terms of the agreement.  GE Real Estate will also enter into a two-year administrative agreement with Dundee REIT pursuant to which Dundee REIT will provide certain administrative services to GE Real Estate.

The transaction is subject to shareholder approval at a special meeting of shareholders to be held on August 15, 2007.  It is anticipated that the transaction will be completed by August 24, 2007.

Price Adjustment to Disposition of Property Manager to Dundee REIT

In May 2006, Dundee Realty sold its 50% interest in Dundee Management Limited Partnership (“DMLP”), a property management and real estate advisory services company, to Dundee REIT.  Proceeds from the sale were satisfied initially through the issuance of 450,000 limited partnership units of DPLP, with a price adjustment for up to an additional 100,000 units of DPLP, to be issued to Dundee Realty subject to a formula based on certain minimum levels of future acquisitions to be completed by DPLP prior to June 30, 2007.  At December 31, 2006, 55,326 DPLP units had been earned, with the balance of 44,674 DPLP units earned in the first quarter of the current year, for which Dundee Realty recorded proceeds of $0.9 million.

➢

RESULTS OF OPERATIONS

Our real estate segment reported earnings before taxes of $51.1 million in the first half of 2007 compared with $41.1 million in the same period of 2006.  Contribution margins from land and housing operations represent $27.2 million of this increase, offset partially by equity earnings and associated dilution gains from our investment in Dundee REIT which decreased by approximately $8.9 million.  In the first half of the current year, we recognized a gain of $3.0 million from the disposition of Dundee REIT units pursuant to tenders of our Exchangeable Debentures (See “Corporate Debt”).

Margins from Land and Housing Operations

Land and housing operations generated contribution margins of $52.1 million or 36.1% on revenues of $144.4 million in the first six months of 2007.  This compares with contribution margins of $24.9 million or 29.5% on revenues of $84.5 million in the same period of 2006.

(In thousands of dollars)
	Six months to June 30, 2007				Six months to June 30, 2006
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin
Revenue properties	$ 26,445	$ 14,826	$ 11,619	43.9%	$ 21,637	$ 15,763	$ 5,874	27.1%
Land	81,521	44,290	37,231	45.7%	37,051	20,576	16,475	44.5%
Housing and condominiums	34,952	33,199	1,753	5.0%	23,211	21,988	1,223	5.3%
Management fees	119	-	119	100.0%	2,008	1,279	729	36.3%
Other	1,383	-	1,383	N/A	612	-	612	N/A
	$ 144,420	$ 92,315	$ 52,105	36.1%	$ 84,519	$ 59,606	$ 24,913	29.5%

	Three months to June 30, 2007				Three months to June 30, 2006
	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin
Revenue properties	$ 8,913	$ 6,784	$ 2,129	23.9%	$ 10,242	$ 7,541	$ 2,701	26.4%
Land	44,530	18,829	25,701	57.7%	20,715	11,092	9,623	46.5%
Housing and condominiums	25,839	24,162	1,677	6.5%	13,669	12,844	825	6.0%
Management fees	107	-	107	100.0%	561	397	164	29.2%
Other	802	-	802	N/A	167	(460)	627	N/A
	$ 80,191	$ 49,775	$ 30,416	37.9%	$ 45,354	$ 31,414	$ 13,940	30.7%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

DUNDEE CORPORATION

Revenue Properties

Margins earned from revenue properties were $11.6 million in the first six months of 2007 compared with $5.9 million in the same period of 2006.  The increase was attributed to the disposal of certain residential rental properties in Toronto during the first quarter of 2007 for proceeds of $56.3 million, which resulted in a gain on sale of approximately $6.4 million.  During the first six months of 2007, residential rental operations contributed $0.9 million of revenue.

The Distillery Historic District in Toronto contributed $1.1 million to the margin growth as a result of renovations undertaken that allowed for an expansion of leaseable area, higher base rents and improved occupancy.  Our ski area operations in Colorado and California experienced lower margins, mainly due to a lack of snowfall in the California Sierras and higher operating costs.

Land

Revenue from land sales was $81.5 million generating an operating profit of $37.2 million or 45.7% in the first six months of 2007.  This compares with revenues of $37.1 million, which generated an operating profit of $16.5 million or 44.5% in the same period of 2006.  Dundee Realty continues to have a positive outlook for land sales, especially in western Canada.  Due to strong demand, Dundee Realty has been successful in increasing selling prices on premium products to achieve higher than anticipated margins.

In Saskatchewan, there was a significant increase in the number of lots and parcels sold this year compared to 2006, with Stonebridge in Saskatoon generating the strongest demand.  The strong market in Regina also translated into increased sales volumes, higher average selling prices and margin growth of $2.6 million in the first six months of 2007.  While Calgary is in the process of resolving its supply shortage issue and Edmonton is experiencing a temporary reduction in sales volume due to delays in completion of development to the latter part of 2007, these issues are anticipated to be resolved in the remainder of 2007 when sales are expected to resume.

Two other land parcels that had been held for development were sold in  the second quarter of 2007.  A land parcel originally reserved for phase III of the Princeton condominium development project in Calgary was sold in May 2007, generating a contribution margin of $9.2 million this quarter.  A separate land parcel sale in Mississauga was completed in April 2007 resulting in a $4.6 million margin contribution.

Housing and Condominiums

Revenue from sales of housing and condominium units increased in this period to $35.0 million from $23.2 million in the same period of 2006.  In 2007, we realized $8.2 million of revenues and earnings of $0.4 million on the sale of 20 condominium units at the Princeton project in Calgary.  The housing project at Thornhill Woods in Toronto also generated revenues of $4.3 million and a margin of $0.5 million.

➢

CHANGES IN FINANCIAL CONDITION

Real Estate Assets

Real estate assets decreased by approximately 6% since December 31, 2006 to $352.9 million at June 30, 2007, largely as a result of the sale of our residential apartment buildings in Toronto completed earlier this year.

(In thousands of dollars)
As at	June 30, 2007	% Change	December 31, 2006

Land	$ 193,128	6%	$ 181,606
Housing and condominiums	106,741	19%	90,025
Revenue properties	53,002	(48%)	102,329

	$ 352,871	(6%)	$ 373,960

DUNDEE CORPORATION

Land under Development and Land Held for Development

Land inventory increased from $181.6 million at the end of 2006 to $193.1 million at June 30, 2007.  Dundee Realty incurred aggregate development costs on land of approximately $36.1 million, mainly in Edmonton and Calgary.  The 36-acre acquisition of the Old Banff Coach Road site in west Calgary was completed for $15.0 million.  We expect to see a significant sales increase in Calgary in the remainder of 2007 as the Providence and Old Banff Coach Road projects move into the next stage of development.

Inventory of Housing and Condominiums

Overall, we continue to see a strong housing market, especially in western Canada and accordingly, Dundee Realty continues to develop its inventory of housing and condominiums.  Housing and condominiums inventory increased 19% to $106.7 million as at June 30, 2007 compared with $90.0 million at December 31, 2006.  Additionally, Dundee Realty has incurred development costs of $50.9 million during the first six months of 2007.  The Princeton development is nearing completion and initial closings have occurred in the current quarter.  The project is expected to be completed by the end of 2007.

Construction is well advanced in the 378-unit Pure Spirit condominium at the Distillery Historic District in Toronto with $13.0 million of development costs incurred during 2007.  Approval has been obtained to sever the southeast corner land from the Distillery site to develop the 668-unit Clear Spirit two-tower condominium project.  Marketing for Clear Spirit has commenced in the current quarter and 132 units have been pre-sold to date.

Revenue Properties

The sale of residential apartment buildings in Toronto, as previously discussed, had a carrying value of approximately $48.7 million, contributing to the decrease in  the carrying value of Dundee Realty’s portfolio of revenue properties.

Real Estate Debt

Debt is generally secured by charges on specific properties to which the debt relates on a non-recourse basis.  Real estate debt as at June 30, 2007 was $186.2 million, including $139.5 million relating to mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans and $46.7 million borrowed pursuant to Dundee Realty’s $100 million revolving term credit facility.  This compares with $224.8 million of debt at December 31, 2006 which included $156.5 million of debt related to specific properties and $68.3 million borrowed pursuant to the available credit facility.  The decrease in balance is primarily due to the repayment of $36.1 million of mortgage financing upon the sale of the Toronto apartments in the first quarter combined with reduction in housing advances and land mortgages as a result of land and housing sales.

Approximately $25.7 million (December 31, 2006 – $60.9 million) of aggregate debt in our real estate division is subject to a fixed, weighted average interest rate of 6.31% as at June 30, 2007 (December 31, 2006 – 5.24%) and matures between 2007 and 2017.  Additionally, $160.5 million (December 31, 2006 – $163.9 million) of real estate debt  bears interest at variable rates which, in the six months ended June 30, 2007 averaged 6.08% (December 31, 2006 – 6.07%).

Dundee REIT

Included in our equity earnings for the six months ended June 30, 2007 is $12.1 million from our investment in Dundee REIT, an unincorporated, real estate investment trust and a leading provider of high quality, affordable business premises.  This compares with $21.0 million earned in the same period of 2006.  As previously discussed, Dundee REIT reported an income tax provision  in the second quarter of this year in response to June 2007 income tax amendments to certain public trusts.  This had the effect of reducing our equity earnings on a comparative basis.  Also contributing to this decrease are lower levels of dilution gains from our investment in the current period compared to the same period of 2006, which saw Dundee REIT complete significant public offerings of its units.

DUNDEE CORPORATION

Dundee REIT is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  At June 30, 2007, Dundee REIT’s portfolio consisted of approximately 22.4 million square feet of gross leaseable area, located primarily in its target markets of Toronto, Ottawa, Montreal, Calgary and Edmonton.

For the first six months of 2007, Dundee REIT reported occupancy rates of 96%, an all time high.  Acquisitions of revenue properties on a year-to-date basis were $612.6 million.  Dundee REIT’s net loss in the first six months of 2007 was $19.3 million, including a tax provision of $39.9 million as previously discussed.  This compares with a net loss of $3.6 million in the same period of 2006.

We received distributions from Dundee REIT of $9.1 million in the first six months of 2007 compared with $10.3 million in the same period of 2006.  Effective June 28, 2007, Dundee REIT has suspended its Distribution Reinvestment and Unit Purchase Plan (“DRIP”) and will be paying distributions in cash.  Dundee REIT anticipates being able to reinstate the DRIP in January 2008.  At June 30, 2007, we held 7.9 million units of DPLP and Dundee REIT (December 31, 2006 – 8.6 million).  This represents an interest of approximately 16%.

As at June 30, 2007, the market value of our aggregate investment in Dundee REIT was approximately $358 million.  We have an obligation to deliver up to a maximum of 1.1 million additional units of Dundee REIT with a value at June 30, 2007 of approximately $48 million pursuant to the exchange feature of our debenture.

In the first half of 2007, we reduced our holdings in Dundee REIT by 1.1 million units in order to settle our obligation under the Exchangeable Debentures.  We recognized an associated gain of $3.0 million, which has been included as investment income in the consolidated statement of earnings.

We record the exchangeable debentures each period-end at the market value of the underlying Dundee REIT units on such date.  As such, the calculation of this value will fluctuate from period to period and is dependent on the number of units sold to satisfy the exchange feature and on the underlying fair value of the units.

On a year-to-date basis, we recorded a gain of $2.3 million which represents the reversal of previously recorded mark-to-market losses on debentures subsequently exchanged in the current period, net of increases in market value of the underlying Dundee REIT units to June 30, 2007.  For the three month period ended June 30, 2007, we recorded a loss of $4.4 million, primarily from increases in the market value of the underlying Dundee REIT units during the period.

RESOURCES

Earnings before taxes in the resources segment decreased to $15.5 million in the first six months of 2007 compared with $20.1 million in the same period of 2006.  The increase in operating loss is largely accounted for by increases in operating expenses relating to resource projects.

Eurogas Corporation

Eurogas’ Castor UGS Project entails the conversion of the abandoned Amposta oil field (located 21 kilometres off the eastern Mediterranean coast of Spain) to natural gas storage operations.  Eurogas is the majority interest holder of the Castor UGS Project with a 73.7% ownership interest.  This is the first underground gas storage project to be developed under Spain’s current energy regulatory regime and, if approved, will become a regulated utility forming a crucial element of Spain’s energy infrastructure.  The Project requires successful completion of a complex permitting process, including the grant of the Exploitation Concession.  Various guarantees and permits will be required by law through the authorization and permitting process and during operations.

As operator, Eurogas’ management continued to advance the Project on technical, financial and managerial levels during the quarter.  ACS Group, the largest construction group in Spain and a global leader in creation, construction and operation of infrastructure in a variety of industry sectors including oil and gas, is working with Eurogas’ management in discussions with government/regulatory bodies regarding project approvals, implementation and remuneration.

DUNDEE CORPORATION

Management of Eurogas anticipates the cost of the Castor UGS Project to be approximately $1.2 billion, which will be incurred over a number of years, however the Front End Engineering and Design Study will further define this cost estimate.  Eurogas will need to arrange project financing to advance the Project’s development.  Deutsche Bank is acting as financial advisor to Eurogas with respect to the project financing.

Eurogas is also currently conducting exploration programs for oil and natural gas offshore Tunisia in the Gulf of Gabes, where it holds a 45% interest in the 1.0 million acre Sfax Permit.  Eurogas is the non-operating partner in the permit.  Eurogas continued its evaluation of the Ras el Besh (“REB-3”) prospect during the first half of 2007.  In preparation for potential production at REB-3, Eurogas and its partner finalized the purchase of a production jack-up rig, taking final possession in May 2007.  Drilling plans have not been finalized but costs are currently estimated at US$8.5 million, a portion of which has been incurred to date.

Since Eurogas is not in production, most of the expenditures continue to be capitalized to its projects, except corporate costs which are being expensed as incurred.

Resource Based Equity Accounted Investees

In the first six months of 2007, equity earnings from resource investments were $20.1 million compared with $20.7 million in the same period of 2006.  Other comprehensive loss (net of tax and excluding transitional adjustments) from equity accounted resource investments was $6.5 million year-to-date, primarily from Dundee Precious’ portfolio of investments.

Dundee Precious Metals Inc.

The Bulgarian Government continues to withhold decisions on both the Chelopech and Krumovgrad projects.  This culminated in Dundee Precious filing a formal complaint with the European Commission against the Bulgarian Government in the second quarter of 2007.  The complaint will be assessed by the Commission who will then decide whether or not to open an infringement procedure against the State of Bulgaria for failing to comply with its obligations under the EU and EC Treaties.

Despite the delays being experienced, Dundee Precious remains committed to securing permits and proceeding with planned development in Bulgaria.  However, with the announcement of significant sales contracts for Chelopech, it is now in a position to consider alternative locations for the planned investment and has commenced a new study to consider other jurisdictions in which to build the autoclave and metals production facility.

During the six months ended June 30, 2007, Dundee Precious reported net earnings of $31.9 million, compared with $38.0 million for the same period in 2006.

In the first six months of 2007, we recorded equity earnings of $7.7 million from Dundee Precious, compared with $8.2 million in the same period of 2006 and other comprehensive loss of $5.9 million (net of tax) in respect of our investment in Dundee Precious.  Accumulated other comprehensive income relates primarily to the change in unrealized gains or losses in respect of Dundee Precious’ portfolio of investments.

At June 30, 2007, we held approximately 12.6 million shares of Dundee Precious with a market value of $115.0 million, representing a 21% interest.  In the second quarter of 2007, we invested $13.8 million in flow through shares and warrants of Dundee Precious by participating in a $74 million offering.  The Company’s interest in Dundee Precious remained unchanged.

Breakwater Resources Ltd.

Breakwater is a base metals company with operations in Canada, Honduras and Chile, producing zinc, lead, copper and gold concentrates.  Breakwater has determined that its Langlois mine in Quebec achieved commercial production in the third quarter of 2007.  Accordingly, sales of concentrate and their associated costs will be recognized in the income statement from July onwards.  Further, in the second quarter, Breakwater announced it had significantly increased its reserves and resources at El Toqui in Chile.  Proven and probable mineral reserves were increased by 50% (34% on a contained zinc basis) and the measured and indicated resources, which resources include the proven and probable reserves, by 37% (23% on a contained zinc basis).

DUNDEE CORPORATION

During the six months ended June 30, 2007, Breakwater reported net earnings of $54.0 million ($66.9 million in the same period of 2006).  As a result of the Langlois mine reaching commercial production and the determination that it would generate future taxable income which will be offset by available loss carry forwards and other tax shelters, Breakwater set up a future income tax asset in the second quarter and recorded a corresponding income tax recovery of $14.2 million.  This was partially offset by increased income tax provisions related to other properties.

Equity earnings from our investment in Breakwater were $12.5 million in the first six months of 2007 ($12.5 million for the same period of 2006) and we recorded other comprehensive loss of $0.7 million (net of tax).

At June 30, 2007, we held 101.9 million shares of Breakwater with a market value of approximately $280.2 million, representing a 24% ownership interest.

Other Developments in Dundee Resources

Valdez Gold Corporation – Valdez’s principal focus is to develop the exploration potential of its Los Jarros and Jarros Norte properties in Mexico.  Work performed to date has focused primarily on general maintenance and on obtaining an exploitation title.  During the second quarter, Valdez announced a letter of intent to form a joint venture with Minas Peñoles S.A. de C.V.  At June 30, 2007, we held 26.5 million shares of Valdez with a market value of $8.5 million representing a 34% interest.  Equity losses and other comprehensive income were nominal in the first half of 2007 and 2006.

Corona Gold Corporation – No exploration work was carried out on any of the Corona properties in 2006 or 2007 to date, but all claims were kept in good standing.  In April, 2007, Corona announced that it had entered into a letter of intent, subject to certain conditions, to sell its interest in the Thunder Lake Properties to Laramide Resources Ltd. (“Laramide”) for cash of $15 million and a 10% interest in a new public company to be formed by Laramide to hold the Thunder Lake Properties, Laramide’s adjacent Goliath property and Laramide’s other non-uranium assets.  At June 30, 2007, we held approximately 5.0 million shares of Corona with a market value of $3.1 million, representing a 27% interest.  Equity losses and other comprehensive income were nominal in the first half of 2007 and 2006.

AITCO Barbados – In 2006, Dundee Resources acquired a 50% equity interest in a wholly owned subsidiary of AITCO International (“AITCO Barbados”) for US$5 million and also provided AITCO Barbados with a US$6 million line of credit.  The funds are to be used by AITCO Barbados to evaluate and develop certain prospective tin mining projects in Bolivia and Brazil.  Dundee Resources has opted to delay further investment in Bolivia and has put existing projects on a care and maintenance program until there is more clarity about the investment climate in Bolivia.  In the first quarter of 2007, AITCO Barbados signed a letter of intent to acquire a tin property in Brazil subject to certain conditions.  In the first six months of 2007, $2.3 million was spent on operating expenses for the Brazilian and Bolivian projects, all of which has been included in SG&A costs.

Iberian Minerals Corp. (“Iberian”) – Iberian is currently proceeding with the reopening and project financing of the Aguas Teñidas copper/zinc project in Spain.  Construction of the mine is expected to cost US$100 million.  In June 2007, Iberian announced it had received the permit from the Spanish government that will allow it to operate the mine upon construction completion.  At June 30, 2007, Dundee Resources held a $25 million, 5-year convertible subordinated secured debenture (the “Debenture”) in Iberian, the outstanding principal amount of which is convertible into units of Iberian.  Dundee Resources holds 463,904 shares of Iberian received to date in lieu of interest under the terms of the Debenture as well as 2.8 million special warrants of Iberian.

DUNDEE CORPORATION

CONSOLIDATED RESULTS OF OPERATIONS

Three months ended JUNE 30, 2007 compared with the three months ended JUNE 30, 2006

(in thousands of dollars)						2007

	Wealth			Other Investments
For the three months ended June 30, 2007	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 114,355	$ -	$ -	$ -	$ -	$ 114,355
Redemption fees	3,985	-	-	-	-	3,985
Financial services	111,787	-	-	525	(526)	111,786
Net banking interest	21,411	-	-	-	-	21,411
Real estate revenue	-	80,191	-	-	-	80,191
Investment income	4,567	(1,799)	(180)	3,180	(2,386)	3,382
	256,105	78,392	(180)	3,705	(2,912)	335,110
EXPENSES
Selling, general and administrative	85,492	2,136	2,441	3,774	(526)	93,317
Variable compensation	73,741	-	-	-	-	73,741
Trailer service fees	33,035	-	-	-	-	33,035
Banking interest expense	16,747	-	-	-	-	16,747
Operating costs, real estate	-	49,775	-	-	-	49,775
	209,015	51,911	2,441	3,774	(526)	266,615
OPERATING EBITDA	47,090	26,481	(2,621)	(69)	(2,386)	68,495
Amortization of deferred sales commissions	16,577	-	-	-	-	16,577
Depreciation, depletion and amortization	3,888	947	23	852	-	5,710
Interest expense	6,232	2,434	888	4,540	(3,204)	10,890
Loss on exchangeable debentures	-	-	-	4,390	-	4,390
OPERATING EARNINGS (LOSS)	20,393	23,100	(3,532)	(9,851)	818	30,928
Equity earnings (loss)	-	(3,725)	14,799	-	-	11,074
Non-controlling interest	(6,889)	(3,277)	595	-	-	(9,571)
	$ 13,504	$ 16,098	$ 11,862	$ (9,851)	$ 818	32,431
Dilution gains						3,263
Income taxes						(16,164)
NET EARNINGS FOR THE PERIOD						$ 19,530

(in thousands of dollars)						2006

	Wealth			Other Investments
For the three months ended June 30, 2006	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 90,811	$ -	$ -	$ -	$ -	$ 90,811
Redemption fees	3,364	-	-	-	-	3,364
Financial services	90,361	-	-	594	(594)	90,361
Banking interest income	983	-	-	-	-	983
Real estate revenue	-	45,354	-	-	-	45,354
Investment income (loss)	4,780	9,805	126	3,034	(1,020)	16,725
	190,299	55,159	126	3,628	(1,614)	247,598
EXPENSES
Selling, general and administrative	68,385	1,780	916	3,596	(594)	74,083
Variable compensation	59,772	-	-	-	-	59,772
Trailer service fees	25,532	-	-	-	-	25,532
Banking interest expense	762	-	-	-	-	762
Operating costs, real estate	-	31,414	-	-	-	31,414
	154,451	33,194	916	3,596	(594)	191,563
OPERATING EBITDA	35,848	21,965	(790)	32	(1,020)	56,035
Amortization of deferred sales commissions	13,295	-	-	-	-	13,295
Depreciation, depletion and amortization	4,733	2,510	14	592	-	7,849
Interest expense	1,385	2,500	(14)	5,122	(1,838)	7,155
	-	-	-	-	-	-
OPERATING EARNINGS (LOSS)	16,435	16,955	(790)	(5,682)	818	27,736
Equity earnings	-	18,977	12,844	95	-	31,916
Non-controlling interest	(5,943)	(2,141)	442	-	-	(7,642)
	$ 10,492	$ 33,791	$ 12,496	$ (5,587)	$ 818	52,010
Dilution gains						(2,385)
Income taxes						(13,447)
NET EARNINGS FOR THE PERIOD						$ 36,178

DUNDEE CORPORATION

Consolidated Net Earnings

Net earnings for the three months ended June 30, 2007 were $19.5 million or $0.26 per share compared with $36.2 million or $0.48 per share in the same period of 2006.  Equity earnings were $11.1 million in the second quarter of this year compared with $31.9 million in the second quarter of 2006, which primarily accounts for the reduction in quarterly net earnings.

(in thousands of dollars)
		Three months
For the period ended June 30,	2007	2006
Wealth management	$ 13,504	$ 10,492
Real estate	16,098	33,791
Resources	11,862	12,496
Other investments and corporate costs	(9,851)	(5,587)
Intersegment	818	818
	32,431	52,010
Dilution gains (losses) from consolidated subsidiaries	3,263	(2,385)
Income taxes	(16,164)	(13,447)
	$ 19,530	$ 36,178

Wealth Management Operations

Revenues and EBITDA were $256.1 million and $47.1 million, respectively, in the second quarter of this year compared with $190.3 million and $35.8 million in the same period of the prior year.  Net earnings before taxes and non-controlling interest were $20.4 million, an increase of $4.0 million or 24% from $16.4 million in the same quarter of 2006.  The increase in revenues was driven by continued strong growth in management fees commensurate with the increase in AUM.  Growth also resulted from an increase in financial services revenue from expanded capital markets activities, and growth in net banking interest from the established banking operation. Average AUM grew from $20.2 billion in the second quarter of 2006 to $24.8 billion in the second quarter of 2007, resulting in a 26% increase in management fee revenue.  The increase in AUM was the result of strong asset gathering activities and superior portfolio management performance.

Financial services revenue was $111.8 million for the quarter ended June 30, 2007, an increase of 24% compared to the second quarter of 2006.  The increase was driven primarily by higher commission and principal trading revenues.  Banking interest income was $21.4 million in the second quarter of 2007, up from $1.0 million in the second quarter of 2006 due to the rapid growth of client deposits since the formal launch of the Canadian banking operation in the third quarter of the prior year.  SG&A expenses were impacted by increased staff costs required to support various new and expanded business activities, including the staffing at the Bank and the new structured credit asset management subsidiary.  As a result, SG&A expense increased by $17.1 million to $85.5 million.  In addition, interest expense increased from $1.4 million in the second quarter of 2006 to $6.2 million in the latest quarter, reflecting higher average borrowing required to meet expanded business activities.

Real Estate Operations

Earnings from real estate operations were $16.1 million in the second quarter of 2007 compared with $33.8 million in the comparative period of 2006.  Reduced earnings were a result of higher levels of dilution gains in respect of our investment in Dundee REIT during the second quarter of 2006 which aggregated $17.9 million compared with $1.0 million in the current year.  Dilution gains in 2006 followed from equity issues completed by Dundee REIT in that period.  As discussed earlier, Dundee REIT recorded an income tax provision in the second quarter of 2007 in response to June 2007 income tax amendments to certain public trusts.

Contribution margins from land and housing operations were $30.4 million in the second quarter of 2007 compared with $13.9 million in the same period of 2006.  The most significant increase in margins resulted from the sale of a land parcel in Calgary which was completed in May 2007 and which generated a contribution margin of $9.2 million.

DUNDEE CORPORATION

Resources Operations

In the second quarter, earnings before tax decreased slightly to $11.9 million compared with $12.5 million in the same period of 2006, with increases in operating losses being offset by increases in equity earnings.

Increased equity earnings in Breakwater in the second quarter were a result of higher revenues from higher metal prices combined with the recognition of a future income tax asset as a result of the change of the tax status of one of Breakwater’s properties.

Increases from equity earnings in Breakwater were partially offset by reduced equity earnings from our investment in Dundee Precious.  In the same quarter of the previous year, Dundee Precious recognized $25.7 million gains from sales of investments compared with $17.3 million in the second quarter of 2007.

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments

Dundee Corporation owns several other public and private investments in a variety of industry sectors.  Revenues from these investments include net realized gains on sales of investments, dividend and interest income.  Gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Under new accounting standards, unrealized gains and losses on securities designated as being available for sale are recorded as a component of other comprehensive income.

(in thousands of dollars)
	Three months		Six months
For the three and six months ended June 30,	2007	2006	2007	2006
Investment income	$ 3,180	$ 3,034	$ 6,589	$ 5,458
Equity earnings	-	95	97	343
	$ 3,180	$ 3,129	$ 6,686	$ 5,801

Selling, General and Administrative

Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $6.4 million in the first six months of 2007 compared with $6.8 million in the same period of 2006.

Corporate Interest Expense

Corporate interest expense was $8.0 million in the first six months of 2007 compared with $10.1 million in the same period of 2006.  The decrease is primarily a function of the reduction in the outstanding balance of the Company’s Exchangeable Debentures over the period.

The Company may, from time to time, borrow against its revolving term credit facility for the benefit of various operating segments.  Interest incurred in respect of these borrowings is not allocated to the operating segments but rather, is considered a corporate expense.

Income Tax Provision

Consolidated income tax expense in the first six months of 2007 was $36.0 million, giving rise to an effective income tax rate of 34% on the aggregate of operating earnings and share of earnings of equity accounted investees.  Dilution gains on our consolidated subsidiaries are reported without a corresponding tax effect. This effective rate is lower than the combined Canadian federal and provincial statutory income tax rate of 36% due to the recognition of non-taxable equity earnings and certain future tax assets relating to the banking operations of DundeeWealth.

DUNDEE CORPORATION

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Goodwill and Other Intangible Assets

(in thousands of dollars)
		Investment	Funds
		Management	under	Customer	Bank
	Goodwill	Contracts	Administration	Relationships	Licence	TOTAL
Balance, December 31, 2006	$ 347,719	$ 71,377	$ 15,624	$ 5,874	$ 1,439	$ 442,033
Acquisition of non-controlling interest by DundeeWealth	65,610	203,150	-	-	-	268,760
Business acquisition	981	218	-	-	-	1,199
Amortization (1)	(2,425)	-	(652)	(666)	-	(3,743)
Balance, June 30, 2007	$ 411,885	$ 274,745	$ 14,972	$ 5,208	$ 1,439	$ 708,249

(1)

In the first quarter of 2007, we determined that it was appropriate to provide $2.4 million against the carrying value of goodwill relating to international banking activities.

The most significant changes in goodwill and other intangible assets during the first half of 2007 relate to the acquisition by DundeeWealth of the non-controlling interest in its subsidiary, DWM Inc.  DundeeWealth allocated the aggregate purchase price of $331 million to the fair value of the assets acquired, with any residual amount allocated to goodwill.  Accordingly, DundeeWealth allocated $203 million of the purchase price to the carrying value of investment management contracts, with $66 million being allocated to goodwill.

In the second quarter of 2007, DundeeWealth completed a business acquisition of a fund management company which added $0.2 million to the carrying value of investment management contracts and $1.0 million to goodwill.

6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (“Series 1 Shares”).

On June 22, 2006, we completed a public offering of 6 million Series 1 Shares.  The Series 1 Shares are generally non-voting except in limited circumstances and they entitle the holder to a fixed preferential cumulative dividend at the rate of 5% per annum, payable quarterly.  See note 13 to the 2006 Annual Consolidated Financial Statements.  In accordance with Canadian GAAP, certain terms of the Series 1 Shares require that they be classified as debt rather than equity.  Accordingly, dividends on the Series 1 Shares are included as interest expense on the consolidated statement of operations on an accrual basis.

Corporate Debt

Revolving Term Credit Facilities ─ In the third quarter of 2006, we renewed our $100 million revolving term credit facility with a Canadian chartered bank, extending the expiry date to August 31, 2007.  The amended facility provides for tiered interest charges and standby fees, similar in nature to our previous facility.  As at June 30, 2007 and for the six months then ended, the Company had complied with all financial covenants of the facility.

Issuance of $100 million 5.85% Exchangeable Unsecured Subordinated Debentures ─  On June 22, 2005, Dundee Corporation issued $100 million 5.85% exchangeable unsecured subordinated debentures (“Exchangeable Debentures”), which mature on June 30, 2015.  Each $1,000 Exchangeable Debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  Interest on the Exchangeable Debentures is paid semi-annually on June 30 and December 31 of each year.

During the first half of 2007, holders of Exchangeable Debentures exercised the conversion feature on $33.8 million of debt.  We released 1.1 million Dundee REIT units in satisfaction of the conversion feature, recognizing an associated gain on the disposition of the Dundee REIT units of approximately $3.0 million.

Earnings in the first half of 2007 include a year-to-date $2.3 million gain on our outstanding Exchangeable Debentures.  At June 30, 2007, there were $31.6 million (December 31, 2006 – $65.4 million) of Exchangeable Debentures outstanding.  If holders exercised their exchange right, we would have to deliver approximately 1.1 million (December 31, 2006 – 2.2  million) Dundee REIT units in settlement which are currently being held in escrow.  The market value of these Dundee REIT units was approximately $48 million at June 30, 2007 (December 31, 2006 – $85 million) and, in accordance with Canadian GAAP, we

DUNDEE CORPORATION

have adjusted the value of the Exchangeable Debentures on our consolidated balance sheet in the year-to-date period to equal the market value of the Dundee REIT units we would have to deliver.  Any changes in the value of the Dundee REIT units that we would have to deliver on an exchange are charged or credited to earnings in the appropriate periods.  Accumulated losses will never be realized because the Company is holding the equivalent number of Dundee REIT units that it intends to use to satisfy the exchange.  Under Canadian GAAP, the Company cannot similarly revalue the investment in Dundee REIT units because it is accounted for on an equity basis.

Debt of our Subsidiaries

A more detailed discussion of corporate debt in each of our business segments is discussed under “Segmented Results of Operations – Changes in Financial Condition”.

Future Income Tax Assets and Liabilities

The Company’s net future income tax liability at June 30, 2007 was $165.8 million (December 31, 2006 – $87.1 million) including future income tax liabilities aggregating $246.0 million (December 31, 2006 – $152.0 million), offset by future income tax assets of $80.2 million (December 31, 2006 – $64.9 million).

Significant changes in future income tax balances during the first six months of 2007 were:

Ö

A $67 million increase in future income tax liabilities related to DundeeWealth’s acquisition of the non-controlling interest in its subsidiary. This acquisition was accounted for as a step acquisition with $203 million of the aggregate purchase price being allocated to investment management contracts.  In accordance with Canadian GAAP, the Company is required to calculate and include the potential income tax liability that could be incurred in respect of a possible divestment of this asset, whether or not the Company intends to do so; and

Ö

An increase in net future income tax liabilities of approximately $10 million in connection with the adoption by the Company of the new financial instruments standards (see “Changes in Accounting Policies”). These standards require that all financial assets (with some exceptions) of the Company be measured at fair value and that the associated income tax liability or recovery be calculated and reported.

Non-Controlling Interest

Non-controlling interest decreased from $471.3 million at the end of 2006 to $463.9 million at June 30, 2007.  A significant part of the decrease results from the purchase by DundeeWealth of the non-controlling shareholder’s interest in its operating subsidiary.  Other changes in the carrying value of non-controlling interest are detailed in the table that follows.

(in thousands of dollars)
	Dundee	Dundee
	Wealth	Realty	Eurogas	Total
Balance, December 31, 2006	$ 410,103	$ 22,228	$ 38,982	$ 471,313
Non-controlling interest in earnings	11,072	5,314	(764)	15,622
Non-controlling interest in capitalized costs	-	-	907	907
Non-controlling interest resulting from application of new accounting policies	(1,996)	(272)	-	(2,268)
Dividends paid to non-controlling shareholders	(22,064)	(9,586)	-	(31,650)
Transactions allocated to non-controlling shareholders	15,074	264	8,390	23,728
Repurchase of non-controlling interest	46,615	-	-	46,615
Dilution gains resulting from transactions by non-controlling shareholders	(59,706)	(207)	(425)	(60,338)
Balance, June 30, 2007	$ 399,098	$ 17,741	$ 47,090	$ 463,929

DUNDEE CORPORATION

Share Capital

At June 30, 2007, there were 72,233,577 class A subordinate voting shares and 3,120,909 class B common shares outstanding.  During the first six months of 2007, we issued 49,500 class A subordinate voting shares on the exercise of options at $6.84 per share.  As at June 30, 2007, we had granted 4,134,144 options with a weighted average exercise price of $6.84 of which 3,240,144 options were exercisable, as holders had met the vesting criteria.

At the annual meeting of shareholders of the Company held on June 20, 2007, shareholders approved a three-for-one stock split of the Company's class A subordinate voting shares and class B common shares with the result that each holder of a class A subordinate voting share or class B common share of the Company was subsequently issued two additional shares of the same class for each class A subordinate voting share or class B common share held on the record date.  The stock split did not alter the rights of such holders or the relative voting rights attached to each class of shares.  The Board of Directors previously approved the stock split to encourage greater market liquidity and wider distribution of the shares among retail investors.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents

Cash and cash equivalents decreased from $250.3 million at the end of 2006 to $172.2 million as at June 30, 2007.  In addition to cash and cash equivalents, available-for-sale corporate investments include redeemable funds managed by DundeeWealth with a fair value of $98.9 million (December 31, 2006 – $90.0 million).

Significant changes in our cash position and significant uses or sources of cash for the six months ended June 30, 2007 are detailed below:

Significant Cash Flows from Operating Activities

Ö

The effect of changes to client account balances, including changes in client deposits from DundeeWealth’s banking activities and to changes in securities owned or sold short, vary significantly on a day-to-day basis as previously noted.  These changes will cause movements of cash in these operating subsidiaries.  Changes in cash resulting from these types of transactions may not necessarily reflect any meaningful change in our own financial position and, in fact, cash accessibility may be restricted due to the regulatory environment in which these subsidiaries operate.  During the first six months of 2007, variations in these balances created operating cash outflows of $204.5 million compared with $71.5 million in the same period of 2006.  In the three months ended June 30, 2007, changes in these balances resulted in cash outflows of $113.3 million compared with outflows of $34.7 million in the same period of last year.

Ö

Dundee Realty generated operating cash flows of $46.7 million in the first six months of 2007.  Cash utilized in the development of land, housing and condominium inventory was approximately $13.1 million in the first six months of this year.  In the same period of the prior year, real estate operations in Dundee Realty required cash of $4.9 million, including $18.0 million for land, housing and condominium activities.  Operating cash inflows were significant in the second quarter of this year and amounted to $44.4 million.  This includes an increase in working capital of $39 million compared with $2 million in the same quarter of 2006, offset by cash utilized in the development of land, housing and condominium inventory of $16 million in the current quarter compared with $13 million in the same period of 2006.

DUNDEE CORPORATION

Significant Cash Flows from Investing Activities

Ö

DundeeWealth paid cash of $155.1 million to acquire the 16.3% non-controlling interest in its subsidiary.

Ö

Gross additions of new AUM in DundeeWealth were $4.1 billion in the first six months of 2007 (2006 – $3.4 billion).  Sales commissions paid on these new assets were $57.2 million (2006 – $47.7 million).  Approximately $26.3 million of these sales commissions were generated in the second quarter of this year on new AUM of approximately $1.5 billion.

Ö

In the first half of 2007, we invested $128.9 million (2006 – $10.5 million) in new investments or in acquiring an increased interest in existing investment portfolio positions.  Proceeds from sales of corporate investments were $6.0 million in the first half of 2007 (2006 – $2.6 million).  During the second quarter of 2007, we invested approximately $84.0 million in these investments, including $53.4 million to seed the portfolio of collateralized corporate loan obligations in DundeeWealth’s subsidiary.

Ö

Real estate acquisitions and development activities (other than for inventory referred to above) required cash of $18 million in the first six months of 2007 compared with $26.5 million in the comparative 2006 period.  Offsetting these cash requirements in the current period were net proceeds of $20.6 million relating to the sale of certain apartment buildings in Toronto.  During the second quarter of 2007, Dundee Realty invested $14.5 million in acquisitions of land held for development.

Significant Cash Flows from Financing Activities

Ö

In the first half of 2007, and facilitated by the proceeds received on the sale of revenue properties, real estate operations repaid a net amount of $23.4 million against its available lines of credit or against borrowings on specific properties.  In the same period of the previous year, Dundee Realty borrowed $26.4 million against available credit arrangements.

Ö

DWM Inc., the wholly owned operating subsidiary of DundeeWealth paid a dividend of $122.9 million, of which $20 million was paid to its non-controlling shareholder, with the balance being paid to DundeeWealth and eliminated in these consolidated financial statements.  In addition, during the second quarter of 2007, Dundee Realty paid a dividend of $9.6 million to the non-controlling shareholder.

Ö

During the first half of 2007, DundeeWealth raised $155.6 million, less issue costs of $4.7 million, through the issuance of 4.75% cumulative redeemable first preference shares, including approximately $5.4 million received in the second quarter of this year following the exercise of the over allotment option provided by DundeeWealth in respect of this issuance.

Ö

During the first six months of 2007, DundeeWealth drew $190.9 million against its revolving term credit facility compared with a repayment of $4.4 million in the corresponding period of the prior year.  This includes approximately $143 million of net withdrawals in the second quarter of this year.

Ö

The Company repaid $10.9 against its own revolving term credit facility in the first six months of 2007.

Our main operating subsidiaries in the wealth management segment function in a regulated environment and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  This may impact our ability to transfer cash resources within certain of our consolidated entities.  At June 30, 2007, all regulated entities complied with applicable regulatory capital requirements.

DUNDEE CORPORATION

Cash Requirements

The Company’s $100 million revolving term credit facility allows it to manage its cash flow requirements by not having to dispose of investments at an inopportune time.  The Company had drawn $81.6 million under this facility at June 30, 2007.

On an ongoing and consolidated basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our oil and gas properties, to purchase corporate investments, to meet the obligations under our other contractual commitments and to finance interest and dividend payments on our Exchangeable Debentures and Series 1 Shares.  The potential success of our business initiatives may necessitate increased capital beyond anticipated levels.

The Company’s cash requirements have changed significantly as a result of the formal launch of the Bank.  Capital requirements are based in part on the level of deposits that are received, which have grown to $1.9 billion at June 30, 2007, mostly due to the Investment Savings Account product launched in the third quarter of 2006.  This will necessitate the infusion of additional capital.  The Bank, which is well capitalized, is currently generating losses and is not expected to achieve breakeven until its deposit base increases to a size that will generate sufficient net interest margin to offset expenses of operations.  Similarly, our other regulated businesses require additional capital as they grow.  With the addition of new trading operations in DundeeWealth’s brokerage division and broader corporate finance activities, we expect that DundeeWealth’s brokerage operations will likely require capital throughout 2007.  These activities include those of DundeeWealth’s newly formed structured credit division in New York.

A recurring capital requirement is the financing required for mutual fund sales commissions, which DundeeWealth continues to fund internally, thereby permitting it to retain all of the management fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  In anticipation of these various cash requirements DundeeWealth entered into a $350 million credit facility with a Canadian chartered bank in February 2007.  In February 2007, DundeeWealth acquired CDP’s non-controlling interest in DWM Inc. and thereafter, DundeeWealth completed its preference share issuance, raising net proceeds of approximately $151 million.

Our real estate segment will require working capital to finance development of planned land and housing and condominium projects.  We are expecting to continue to invest in our real estate segment in the future, both in acquiring new product and in developing existing projects.  We currently anticipate that operating cash flows from real estate activities will be sufficient to meet cash flow requirements for real estate development.  Our real estate segment has a revolving term credit facility of $100 million, providing us with increased flexibility to operate this business efficiently.

As previously discussed, Eurogas intends to embark on a major project in Spain whereby it will construct an underground gas storage facility at an estimated cost of approximately $1.2 billion.  Outside project financing will be required in order for Eurogas to complete the construction.

CONSOLIDATED QUARTERLY RESULTS

(in thousands of dollars, except per share amounts)
	2007		2006*				2005*
For the three months ended,	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep

Revenues	$ 335,110	$ 315,205	$ 402,608	$ 229,205	$ 247,598	$ 244,076	$ 345,282	$ 205,693
Dilution gain (loss)	3,263	57,076	550	2,098	(2,385)	3,547	2,946	638
Net earnings	19,530	94,283	35,836	3,300	36,178	18,375	43,478	6,462

Earnings per share**
Basic	$ 0.26	$ 1.25	$ 0.48	$ 0.04	$ 0.48	$ 0.25	$ 0.58	$ 0.09
Diluted	$ 0.23	$ 1.20	$ 0.41	$ 0.04	$ 0.45	$ 0.23	$ 0.55	$ 0.08
* Restated for Breakwater change of accounting policy
** Restated to reflect effect of stock split

DUNDEE CORPORATION

➢

In the first quarter of 2007, the Company recorded a significant dilution gain of $55.7 million in respect of shares issued upon the acquisition of the non-controlling shareholder’s interest in DWM Inc.  In the second and third quarters of 2006, the Company recorded a dilution gain of $17.9 million and a dilution loss of $7.0 million, respectively, with respect to its interest in Dundee Realty.

➢

Net earnings in the second quarter of 2007 include a loss of $4.3 million on our Exchangeable Debentures compared with a gain of $6.7 million in the first quarter of this year.  In the fourth and third quarters of 2006 we recorded losses of $4.5 million and $15.1 million, respectively.  As previously discussed, Canadian GAAP requires that we state our liability in respect of our Exchangeable Debentures at the higher of the face value of the debentures or the value of the underlying units of Dundee REIT that would be delivered in the event that all exchange rights were tendered.  However, Canadian GAAP does not permit us to similarly revalue our investment in the Dundee REIT units that we intend to use to settle the exchange right.  This causes a discontinuity in earnings and we may therefore experience significant fluctuations in earnings on a period by period basis.

➢

Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  This may also cause significant fluctuations in net operating earnings from period to period.

➢

Revenues in each of the fourth quarters of 2006 and 2005 from our wealth management operations, include performance fee revenues, net of related expenses.  These performance fee revenues are contingent on market values as at the respective year ends of the underlying portfolio, and accordingly they are recorded as revenues only when such year end values have been finalized.  Fourth quarter investment management revenues in 2006 and 2005 included performance fee revenues of $125.0 million and $32.2 million, respectively.

➢

Consistent with activity in the wealth management industry, our brokerage and mutual fund dealer activities expect higher retail commissions and trailer service fee revenue in the first quarter of each year as this is the high-volume RRSP season.

➢

Investment income includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

➢

Our share of earnings of equity accounted investees is included in net earnings for each quarter.  Earnings from each of our equity accounted investees and dilution gains and losses in investee companies may fluctuate significantly from period to period and may depend on market forces or other operating conditions that are not necessarily under our control.  This is particularly evident commencing in the second quarter of 2006 where higher metal prices increased earnings in Breakwater and Dundee Precious, which contributed to $12.9 million of earnings from equity accounted investments in that period.  This continued in the third and fourth quarters of 2006 with equity earnings of $10.4 million and $13.2 million, respectively.  In the first quarter of 2007, equity earnings were $21.3 million which includes $15.8 million from Dundee REIT, while in the second quarter of 2007, equity earnings were $11.1 million.

➢

In the fourth quarter of 2006, we determined that uncertainties in our Bolivian properties and uncertainties regarding a resource investment that depends upon financing from the income trust sector required us to record an aggregate investment provision of $12.0 million.  The timing of circumstances requiring investment provisions depends upon many factors and is not predictable.

➢

Approximately $6 million in future income tax assets were recognized in the second quarter of 2007 relating to DundeeWealth’s banking activities.

CONTINGENCIES, COMMITMENTS AND OFF BALANCE SHEET OBLIGATIONS

Other than as disclosed in the notes to the interim consolidated financial statements, there have been no substantive changes to the description and nature of contingencies, commitments and off balance sheet obligations from those described in note 16 to the 2006 Audited Consolidated Financial Statements and the Management’s Discussion and Analysis as at and for the year ended December 31, 2006.

DUNDEE CORPORATION

CONTROLS AND PROCEDURES

As part of the Company’s annual assessment process, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2006.  The Company’s Chief Executive Officer and Chief Financial Officer certified the foregoing, as required by Multilateral Instrument 52-109.

The Company’s Chief Executive Officer and Chief Financial Officer certified the appropriateness of the financial disclosures in the Company’s interim management’s discussion and analysis and unaudited consolidated financial statements for the three and six months ended June 30, 2007.  They also certified that they are responsible for the design of internal control over financial reporting.  There have been no changes in internal control over financial reporting during the three and six month periods ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGING RISK

No changes have been identified to risk factors affecting our business and our approaches to managing these risks from those described in our Management’s Discussion and Analysis as at and for the year ended December 31, 2006.

FORWARD LOOKING STATEMENTS

This interim Management’s Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and condition.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, the real estate industry and the resources industry, generally.  These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The risks, uncertainties and other factors that could influence actual results are described in the “Managing Risk” section of our Management’s Discussion and Analysis as at and for the year ended December 31, 2006.  The forward looking statements that are contained in this report are made as of August 14, 2007, and, except as may be required by applicable law, the Company does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise.  The reader is cautioned not to place undue reliance on forward looking statements.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information concerning Dundee Corporation, including a copy of the Company’s Annual Information Form may be found on SEDAR at www.sedar.com.

Toronto, Ontario

August 14, 2007

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D B A L A N C E S H E E T S

As at June 30, 2007 and December 31, 2006
(expressed in thousands of Canadian dollars) (unaudited)

	June 30, 2007	December 31, 2006
	(note 1)	(restated - note 1)
ASSETS
Cash and cash equivalents	$172,179	$250,318
Cash collateral, structured notes	5,014	4,964
Accounts receivable	266,077	352,993
Client accounts and loans receivable (note 3)	910,913	431,981
Trading securities owned, brokerage	235,908	46,420
Securities owned, banking (note 1)	n/a	863,619
Available-for-sale securities (notes 1 and 4)
Securities owned, banking	1,741,426	n/a
Corporate investments	290,132	n/a
Equity accounted investments (notes 1 and 5)	354,919	321,343
Corporate investments (note 1)	n/a	154,158
Deferred sales commissions	199,898	174,926
Capital, real estate and other assets	500,936	506,679
Goodwill and other intangible assets (notes 2 and 7)	708,249	442,033
TOTAL ASSETS	$5,385,651	$3,549,434

LIABILITIES
Bank indebtedness	$129,990	$49,659
Accounts payable and accrued liabilities	254,145	287,860
Client deposits and related liabilities (note 8)	2,383,590	1,201,033
Trading securities sold short, brokerage	193,213	13,091
Income taxes payable	18,637	53,972
Corporate debt (note 9)	673,530	424,156
Preference shares, series 1 (note 10)	146,845	141,902
Future income tax liabilities	165,766	87,143
	3,965,716	2,258,816

NON-CONTROLLING INTEREST	463,929	471,313

SHAREHOLDERS' EQUITY
Share capital (note 11)
Common shares	290,222	289,849
Contributed surplus	6,201	5,426
Retained earnings	639,788	525,525
Accumulated other comprehensive income (note 1)	19,795	(1,495)
	956,006	819,305
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,385,651	$3,549,434
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the three and six months ended June 30, 2007 and 2006
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

		Three Months		Six Months
	2007	2006	2007	2006

REVENUES		(restated - note 1)		(restated - note 1)
Management fees	$114,355	$90,811	$221,157	$180,730
Redemption fees	3,985	3,364	8,023	6,682
Financial services	111,786	90,361	226,829	197,860
Banking interest income	21,411	983	36,058	1,637
Real estate revenues	80,191	45,354	144,420	84,519
	331,728	230,873	636,487	471,428
Investment income (note 6)	3,382	16,725	13,828	20,246
	335,110	247,598	650,315	491,674

EXPENSES
Selling, general and administrative	93,317	74,083	178,456	142,212
Variable compensation	73,741	59,772	151,722	130,146
Trailer service fees	33,035	25,532	63,472	49,775
Banking interest expense	16,747	762	28,363	1,220
Operating costs, real estate	49,775	31,414	92,315	59,606
	266,615	191,563	514,328	382,959

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON-CASH ITEMS	68,495	56,035	135,987	108,715
Amortization of deferred sales commissions	16,577	13,295	32,188	25,688
Depreciation, depletion and amortization	5,710	7,849	15,558	13,188
Interest expense	10,890	7,155	17,809	14,546
(Gain) loss on exchangeable debentures (note 9)	4,390	-	(2,316)	-

OPERATING EARNINGS	30,928	27,736	72,748	55,293
Share of earnings of equity accounted investees	11,074	31,916	32,339	42,104
Dilution gains (loss) (note 2)	3,263	(2,385)	60,339	1,162
Income taxes
Current	(11,885)	(5,549)	(34,150)	(19,947)
Future	(4,279)	(7,898)	(1,841)	(7,897)
	(16,164)	(13,447)	(35,991)	(27,844)

Non-controlling interest	(9,571)	(7,642)	(15,622)	(16,162)
NET EARNINGS FOR THE PERIOD	$19,530	$36,178	$113,813	$54,553

EARNINGS PER SHARE (note 12)
Basic	$0.26	$0.48	$1.51	$0.73
Diluted	$0.23	$0.45	$1.33	$0.68
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C O M P R E H E N S I V E I N C O M E

For the three and six months ended June 30, 2007 and 2006
(expressed in thousands of Canadian dollars) (unaudited)

		Three Months		Six Months
	2007	2006	2007	2006
		(restated - note 1)		(restated - note 1)

NET EARNINGS FOR THE PERIOD	$19,530	$36,178	$113,813	$54,553
Other comprehensive income
Changes in unrealized gains and losses on available-for-sale securities	3,895	-	213	-
Changes in unrealized foreign currency translation	(28,570)	21	(27,944)	260
Changes in gains and losses on foreign currency cash flow hedges	14,975	-	18,649	-
Share of other comprehensive income of equity accounted investees	(5,483)	-	(9,770)	-
Non-controlling interest in other comprehensive income	5,767	-	5,239	-
Income taxes (recovery) deducted from the above items:
Changes in unrealized gains and losses on available-for-sale securities	(1,288)	-	(73)	-
Changes in unrealized foreign currency translation	8,852	-	8,927	-
Changes in gains and losses on foreign currency cash flow hedges	(4,942)	-	(6,154)	-
Share of other comprehensive income of equity accounted investees	1,810	-	3,224	-
TOTAL OTHER COMPREHENSIVE (LOSS) INCOME FOR THE PERIOD	(4,984)	21	(7,689)	260
	$14,546	$36,199	$106,124	$54,813
The accompanying notes are an integral part of these consolidated financial statements.

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F R E T A I N E D E A R N I N G S

(expressed in thousands of Canadian dollars) (unaudited)

		Three Months		Six Months
	2007	2006	2007	2006
		(restated - note 1)		(restated - note 1)

	$620,258	$451,999	$525,525	$436,607

Transitional adjustment (note 1)	-	-	450	-
Net earnings	19,530	36,178	113,813	54,553
Cancellation of options	-	(743)	-	(2,235)
Acquisition of Class A subordinate shares for cancellation	-	(76)	-	(1,567)

	$639,788	$487,358	$639,788	$487,358
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C H A N G E S I N S H A R E H O L D E R S' E Q U I T Y

As at and for the six months ended June 30, 2007 and year ended December 31, 2006
(expressed in thousands of Canadian dollars) (unaudited)
				Accumulated
				Other
	Common	Contributed	Retained	Comprehensive
	Shares	Surplus	Earnings	Income	Total
Balance, December 31, 2005	$ 287,002	$ 3,813	$ 436,607	$ (2,702)	$ 724,720
Net earnings	-	-	93,689	-	93,689
Other comprehensive income	-	-	-	1,207	1,207
Issuance of Class A subordinate shares for cash	174	-	-	-	174
Issuance of Class A subordinate shares
for non-cash consideration	175	-	-	-	175
Stock based compensation	-	1,698	-	-	1,698
Exercise of options	3,343	-	(3,088)	-	255
Cancellation of deferred share units	-	(85)	-	-	(85)
Acquisition of Class A subordinate shares for cancellation	(845)	-	(1,683)	-	(2,528)
Balance, December 31, 2006, as previously reported	289,849	5,426	525,525	(1,495)	819,305
Transitional adjustment on adoption of new accounting policy *	-	-	450	28,979	29,429
Net earnings	-	-	113,813	-	113,813
Other comprehensive income	-	-	-	(7,689)	(7,689)
Issuance of Class A subordinate shares for cash	35	-	-	-	35
Stock based compensation	-	775	-	-	775
Exercise of options	338	-	-	-	338
Balance, June 30, 2007	$ 290,222	$ 6,201	$ 639,788	$ 19,795	$ 956,006
* Represents the transitional adjustment on the adoption of new accounting policies. Refer to note 1.
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the three and six months ended June 30, 2007 and 2006
(expressed in thousands of Canadian dollars) (unaudited)
		Three Months		Six Months
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the period	$19,530	$36,178	$113,813	$54,553
Non-cash items in net earnings:
Depreciation, depletion and amortization	22,287	21,144	47,746	38,876
Net investment (gains) losses	1,135	(14,978)	(12,071)	(15,892)
Share of unremitted equity earnings	(11,074)	(31,916)	(32,339)	(42,104)
Dilution (gains) losses	(3,263)	2,385	(60,339)	(1,162)
(Gain) loss on exchangeable debentures	4,390	-	(2,316)	-
Future income taxes	4,279	7,898	1,841	7,897
Non-controlling interest	9,571	7,642	15,622	16,162
Other	2,449	2,288	6,774	2,826
	49,304	30,641	78,731	61,156
Changes in:
Cash collateral, structured notes	37	-	(50)	-
Accounts receivable	(39,576)	3,188	109,999	71,915
Accounts payable and accrued liabilities	19,216	10,901	(38,559)	(11,360)
Bank indebtedness	82,887	3,506	80,331	(12,165)
Income taxes payable	(6,943)	(5,691)	(35,174)	(10,992)
Securities owned and sold short, net	(329,046)	4,109	(913,255)	(7,187)
Client accounts and loans receivable, net of client
deposits and related liabilities	215,781	(38,790)	708,801	(64,303)
Development of land, housing and condominium inventory	(16,107)	(12,647)	(13,068)	(17,969)
Other real estate working capital	39,199	2,332	26,572	(2,906)
CASH PROVIDED FROM (USED IN) OPERATING ACTIVITIES	14,752	(2,451)	4,328	6,189
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in real estate revenue properties	-	(2,028)	-	(7,726)
Investment in other real estate assets	(1,594)	(15,448)	(3,453)	(18,731)
Net proceeds on sales of revenue properties	253	-	20,637	-
Sales commissions incurred on distribution of mutual funds	(26,285)	(21,130)	(57,160)	(47,655)
Proceeds from dispositions of corporate investments	5,370	2,392	5,956	2,622
Acquisitions of corporate investments	(83,971)	(1,648)	(128,855)	(10,486)
Acquisition of shares from non-controlling interests	-	-	(155,105)	(1,000)
Cash disbursed in business combinations	(1,043)	-	(1,043)	(3,879)
Acquisition of land held for development	(14,500)	-	(14,500)	-
Acquisition of capital and other tangible assets	(2,584)	(3,409)	(27,392)	(7,038)
CASH USED IN INVESTING ACTIVITIES	(124,354)	(41,271)	(360,915)	(93,893)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of preference shares by subsidiary, net of costs	5,397	145,614	150,969	145,614
Issuance of shares to non-controlling shareholders
of subsidiaries	1,077	4,139	5,501	6,467
Change in real estate debt	(2,133)	27,318	(23,357)	26,441
Change in corporate debt	125,285	(95,494)	180,046	(87,999)
Issuance of Class A subordinate shares, net of issue costs	165	157	373	2,747
Acquisition of Class A subordinate shares, net of costs	-	(80)	-	(2,413)
Share incentive arrangements	(400)	-	(400)	-
Cancellation of shares in subsidiary	(1,675)	-	(3,034)	(190)
Dividends paid by subsidiaries to non-controlling shareholders	(10,636)	(773)	(31,650)	(1,542)
CASH PROVIDED FROM FINANCING ACTIVITIES	117,080	80,881	278,448	89,125
NET (DECREASE) INCREASE IN CASH
DURING THE PERIOD	7,478	37,159	(78,139)	1,421
Cash and cash equivalents, beginning of period	164,701	377,582	250,318	413,320
CASH AND CASH EQUIVALENTS, END OF PERIOD	$172,179	$414,741	$172,179	$414,741
Cash flows from operating activities include the following:
Interest paid	$10,890	$7,155	$17,809	$14,546
Taxes paid	$20,317	$12,143	$72,267	$33,738
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2007

(tabular dollar amounts in thousands of dollars, except per share amounts)

(unaudited)

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the “Company” or “Dundee Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 1 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2006 (“2006 Audited Consolidated Financial Statements”) except as noted below.  The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual consolidated financial statements and, accordingly, should be read in conjunction with the 2006 Audited Consolidated Financial Statements.

The preparation of interim consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies as at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Stock Split

Applicable share and per share amounts have been retrospectively adjusted to reflect a three-for-one split of the Company’s class A subordinate voting shares and class B common shares that occurred in July 2007.  Please see Note 17 for a description of this stock split.

Financial Instruments

On January 1, 2007, the Company adopted the provisions of CICA handbook sections 3855 “Financial Instruments”, 3865 “Hedges”, 1530 “Comprehensive Income” and 3251 “Equity”.

These standards require that all financial assets be classified as trading, available for sale (“AFS”), held to maturity or loans and receivables.  Furthermore, these standards require that all financial assets be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity and AFS equities which do not have quoted market values in active markets.

Changes in the unrealized fair value of financial assets designated as trading continue to be reported in earnings in the consolidated statement of operations.  Changes in the unrealized fair value of financial assets designated as AFS are reported as other comprehensive income (“OCI”) in the consolidated statement of comprehensive income and are included in accumulated other comprehensive income (“AOCI”) until the financial asset is disposed of, or becomes impaired.

Classification of Financial Instruments

Trading Financial Assets and Liabilities

Trading financial assets and liabilities are securities which are purchased for resale and are generally held for short periods of time.  The Company’s trading portfolio is generally related to the brokerage business of its subsidiary, DundeeWealth Inc. (“DundeeWealth”).  Trading securities are measured at fair value at the balance sheet date, with both realized and unrealized gains and losses recorded in earnings in financial services revenue.

DUNDEE CORPORATION

Available-for-Sale Financial Assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as AFS or that are not classified as loans and receivables, held to maturity (“HTM”), trading or designated as fair value financial assets.  This category includes debt and equity securities which are not subject to significant influence.  AFS securities are generally carried at fair values with unrealized gains and losses included in AOCI as described above.  Dividends, interest and realized gains and losses on sale are included in investment income.  Write-downs to reflect other-than-temporary impairments in value are included in the investment provision in the consolidated statement of operations.

Loans and Receivables

Loans and accounts receivable continue to be accounted for at amortized cost.

Held-to-Maturity Financial Assets

Financial assets designated as HTM comprise non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that the Company has the intent and ability to hold to maturity.  Held-to-maturity financial assets are recorded at amortized cost.  The Company has not presently designated any such assets.

Designated at Fair Value Financial Assets and Liabilities

Upon initial recognition, the Company may elect to designate financial assets and liabilities at fair value and account for such in the same manner as trading financial assets and liabilities.  The Company has not presently elected to designate any such assets or liabilities.

Financial Liabilities

Financial liabilities include all liabilities, other than derivatives and trading financial liabilities relating to securities sold short, or liabilities which have been designated at fair value on initial recognition.  Financial liabilities are recorded at amortized cost.

Derivatives

Derivatives are always carried at fair value and are reported as assets where they have a positive fair value and liabilities where they have a negative fair value.  Derivatives may be embedded in other financial instruments.  Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading or designated at fair value.  Otherwise, embedded derivatives are classified as part of the host instrument and measured at fair value with changes therein recognized in the consolidated statement of operations.

Equity

Accumulated Other Comprehensive Income

AOCI is included on the consolidated balance sheet as a separate component of shareholders’ equity on a net of tax basis.  It includes net unrealized gains and losses on AFS securities, unrealized foreign exchange translation items and gains and losses on derivatives designated as effective cash flow hedges.

Hedge Accounting

Where derivative instruments are held for risk management purposes, and when transactions meet the criteria specified in section 3865, the Company applies fair value hedge accounting, cash flow hedge accounting, or accounting for hedges of net investments in self-sustaining foreign operations, as appropriate, to the risks being hedged.  When hedge accounting is not applied, the change in the fair value of the derivative is always recognized in earnings.

DUNDEE CORPORATION

For a derivative to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception and tested on an ongoing basis.  Documentation must include a description of the risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as describing the test for ongoing assessment of the effectiveness of the hedge.

Ineffectiveness of a hedge may result to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item, or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item.  Effectiveness of a hedge requires a high correlation of changes in fair values or cash flows.  The amount of ineffectiveness, provided that it is not to a sufficient extent to disqualify the use of hedge accounting, is recorded in earnings.

Cash Flow Hedges

The Company designates cash flow hedges as part of risk management strategies that use derivatives and other financial instruments to mitigate its risk from variable cash flows by hedging forecasted foreign currency denominated cash flows.

The effectively hedged portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in earnings in future accounting periods, at which time the cumulative amount that was in AOCI is reclassified into earnings.  The ineffectively hedged portion of the change in fair value of the derivative is recognized in earnings.  If the hedging instrument expires, is sold, terminated or exercised, or where the hedge no longer meets hedge accounting criteria, the hedge relationship is terminated and any remaining amount in AOCI remains therein until the hedged forecast transaction is consummated, at which time it is transferred to earnings.  If a hedged forecast transaction is no longer expected to occur, the cumulative gain or loss recorded in AOCI is immediately recognized in earnings.

Fair Value Hedges

The Company’s risk management strategy includes the use of fair value hedges as part of its risk management activities.  However, the Company does not presently have any fair value hedges.

Hedges of Net Investments in Self-sustaining Foreign Operations

The Company’s risk management strategy includes the use of hedges of net investments in self-sustaining foreign operations.  However, the Company does not presently have any hedges of net investments in self-sustaining foreign operations.

Transitional Adjustment

In accordance with Canadian GAAP, these standards have been applied as an adjustment to opening retained earnings and opening accumulated other comprehensive income.  Prior period balances have not been restated although descriptions may have been clarified to accord with updated nomenclature.

DUNDEE CORPORATION

The impact of adopting these standards as at January 1, 2007 is as follows:

		As at December 31, 2006
	As at		Transition	As
	January 1, 2007	Reclassification	Adjustments	Filed

ASSETS
Accounts receivable	$ 349,717	$ -	$ (3,276)	$ 352,993
Securities owned, banking	-	-	(863,619)	863,619
Available-for-sale securities
Securities owned, banking	866,536	-	866,536	n/a
Corporate investments	187,989	-	187,989	n/a
Equity accounted investments	336,679	321,343	15,336	-
Corporate investments	n/a	(321,343)	(154,158)	475,501
Capital, real estate and other assets	500,576	(7,339)	1,236	506,679
Other balance sheet assets	1,350,642	-	-	1,350,642
IMPACT ON TOTAL ASSETS	$ 3,592,139	$ (7,339)	$ 50,044	$ 3,549,434

LIABILITIES
Income taxes payable	$ 53,779	$ -	$ (193)	$ 53,972
Corporate debt	422,557	(2,835)	1,236	424,156
Preference shares, series 1	137,398	(4,504)	-	141,902
Future income tax liabilities	103,460	-	16,317	87,143
Other balance sheet liabilities	1,551,643	-	-	1,551,643
IMPACT ON LIABILITIES	2,268,837	(7,339)	17,360	2,258,816
NON-CONTROLLING INTEREST	474,556	-	3,243	471,313

SHAREHOLDERS' EQUITY
Share capital
Common shares	289,849	-	-	289,849
Contributed surplus	5,426	-	-	5,426
Retained earnings	525,975	-	450	525,525
Accumulated other comprehensive income
Net foreign currency gains and losses on investment in self sustaining operations	(1,495)	-	-	(1,495)
Changes in unrealized gains and losses on available-for-sale securities	36,748	-	36,748	-
Changes in gains and losses on foreign currency cash flow hedges	(2,498)	-	(2,498)	-
Share of other comprehensive income of equity accounted investees	13,835	-	13,835	-
Non-controlling interest in other comprehensive income	(3,243)	-	(3,243)	-
Income taxes (recovery) deducted from the above items:
Changes in unrealized gains and losses on available-for-sale securities	(12,110)	-	(12,110)	-
Changes in gains and losses on foreign currency cash flow hedges	824	-	824	-
Share of other comprehensive income of equity accounted investees	(4,565)	-	(4,565)	-

IMPACT ON SHAREHOLDERS' EQUITY	848,746	-	29,441	819,305
IMPACT ON LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,592,139	$ (7,339)	$ 50,044	$ 3,549,434

Financial assets classified as AFS include $154,158,000 (fair value $187,989,000) and $863,619,000 (fair value $866,536,000) of financial assets previously classified as corporate investments and securities owned, banking, respectively.  Equity accounted investments amounting to $321,343,000, previously classified as corporate investments, are accounted for at cost adjusted for the proportionate share of earnings or losses and other comprehensive income of the investee.  The $15,336,000 adjustment to equity accounted investments represents the Company’s portion of the transitional adjustments made by the equity investees at January 1, 2007.

Convertible and Other Debt Instruments with Embedded Derivatives

On June 30, 2007, the Company adopted the provisions of CICA Emerging Issues Committee Abstract 164 “Convertible and Other Debt Instruments with Embedded Derivatives” on a retrospective basis.  The adoption of this Abstract had no impact on the Company.

DUNDEE CORPORATION

2.

BUSINESS COMBINATIONS

Dynamic Funds International SA

In June 2007, a subsidiary of DundeeWealth acquired Dynamic Funds International SA (formerly VMR Fund Management SA), a fund management company with assets under management of approximately $69,000,000.  The aggregate cash purchase price was $1,319,000 of which $218,000 was allocated to the cost of the investment management contracts and $980,000 was recorded as goodwill.  The investment management contracts acquired have been determined to have an indefinite life and the related intangible asset is not subject to amortization.

Step Acquisition in DWM Inc. (“DWM”) by DundeeWealth

In February 2007, DundeeWealth purchased the 16.3% non-controlling interest in DWM previously held by Caisse de dépôt et placement du Québec (“CDP”) and DWM became a wholly-owned subsidiary of DundeeWealth.  As a result of the transaction, the shareholders’ agreement relating to DWM was terminated (see note 16 to the 2006 Audited Consolidated Financial Statements).  DundeeWealth accounted for the transaction as a step acquisition of DundeeWealth’s interest in DWM and the aggregate purchase price, after elimination of the non-controlling interest, was allocated to net assets acquired based on their estimated fair value on the date of acquisition.

The aggregate purchase price was $330,995,000, being the sum of the $154,500,000 cash paid to the non-controlling shareholder, the value of the 11 million common shares of DundeeWealth issued to the non-controlling shareholder, based on the trading price of the shares at the time of closing and transaction costs of $605,000.  The purchase price, as detailed in the following table, was assigned to the assets and liabilities acquired.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$ 203,150
Other net assets	129,275
Future income tax liabilities	(67,040)
$ 265,385
Aggregate purchase price
Cash	$ 154,500
Common shares	175,890
Transaction costs	605
$ 330,995
Excess of the purchase price over net assets acquired assigned to the value of goodwill	$ 65,610

Dilution Gains Resulting from Equity Transactions in Subsidiaries

During the first six months of 2007, DundeeWealth issued 11 million common shares from treasury to non-controlling interest pursuant to a step acquisition in DWM, and also issued common shares to non-controlling interest under the terms of its share incentive arrangements.  As a result of these transactions, the Company's interest in DundeeWealth was diluted from 62.9% at December 31, 2006 to approximately 56.3% at June 30, 2007.  In accordance with Canadian GAAP, the Company is considered to have disposed of approximately 6.6% of its interest in DundeeWealth, resulting in a dilution gain of $59,706,000, of which $2,875,000 was recognized in the second quarter of this year.  Equity transactions completed by the Company's resource and real estate segments resulted in additional dilution gains of $633,000, including $388,000 recognized in the second quarter of this year.

DUNDEE CORPORATION

3.

CLIENT ACCOUNTS AND LOANS RECEIVABLE

	June 30, 2007	December 31, 2006
Brokerage business
Client accounts	$ 361,237	$ 233,971
Brokers' and dealers' balances	188,043	58,791
Securities borrowed	99,829	27,881
	649,109	320,643
Banking business
Mortgages	254,672	111,301
Consumer loans	7,132	37
	261,804	111,338
	$ 910,913	$ 431,981

Mortgages and consumer loans include loans issued with both variable and fixed rates of interest.  Approximately $107,000,000 of mortgages and consumer loans receivable were issued during the second quarter of 2007.  Variable interest rate mortgages and loans have maturity dates ranging from three months to five years, generating an annualized effective yield in the second quarter of 2007 of approximately 5.2% (December 2006 – 5.1%).  Fixed rate mortgages and loans have maturity dates ranging from three months to five years and an annualized effective interest yield of approximately 5.2% (December 2006 – 5.2%).

4.

AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities are reported at fair value determined using quoted market prices where available from active markets.  The determination of fair value for collateralized corporate loan obligations and other structured products, for which quotations are not readily available, is made in consultation with the respective underwriter of the financial instrument using consistently applied procedures.  Equity securities without active markets may be valued at cost.

Securities Owned, Banking
	June 30, 2007	December 31, 2006
Securities issued or guaranteed by the Government of Canada	$ 27,411	$ 126,400
Commercial paper	787,351	571,187
Corporate bonds	345,934	61,665
Collateralized debt obligations	580,730	104,367
	1,741,426	863,619
Transitional adjustment (note 1)	-	2,917
	$ 1,741,426	$ 866,536

Securities issued or guaranteed by the Government of Canada have fixed terms to maturity ranging from three months to five years and have annual interest yields of approximately 4.2% (December 2006 – 4.2%).

Other debt securities, including commercial paper, corporate bonds and collateralized corporate loan obligations and other structured products have fixed terms to maturity ranging from three months to over five years.  The annual interest yield on debt securities with maturities within the next five years is approximately 4.6% (December 2006 – 4.3%).  Debt securities with maturities of over five years have annual interest yields of approximately 6.2% (December 2006 – 5.2%).

DUNDEE CORPORATION

Corporate Investments

	June 30, 2007	December 31, 2006
Marketable securities	$ 98,853	$ 83,929
Collateralized debt obligations	84,513	-
Other portfolio investments	106,766	70,229
	290,132	154,158
Transitional adjustment (note 1)	-	33,831
	$ 290,132	$ 187,989

Foreign Exchange Forward Contracts

At June 30, 2007, the Company's banking division held foreign exchange forward contracts with a notional amount of $514,397,000 (December 31, 2006 – $104,214,000) to manage its U.S. denominated foreign currency risks and for asset/liability management.  Foreign exchange forward contract maturities are short-term in nature and range from 30 days to one year.  As at June 30, 2007, the exposure on a mark-to-market basis of all outstanding derivatives in the banking division was an asset of $15,462,000 (December 31, 2006 – liability of $2,497,000).  Hedge accounting is applied to derivative hedges that satisfy specific designation, documentation and effectiveness testing requirements.

5.

EQUITY ACCOUNTED INVESTMENTS

				June 30, 2007		December 31, 2006
	Period end		Non-		Year end
	Ownership	Listed	Quoted	Total	Ownership	Total
Breakwater Resources Ltd.	24%	$ 78,674	$ -	$ 78,674	18%	$ 60,417
Dundee Precious Metals Inc.	21%	103,125	-	103,125	21%	78,092
Dundee Real Estate Investment Trust	16%	162,315	-	162,315	20%	174,470
Other		6,618	4,187	10,805		8,364
		350,732	4,187	354,919		321,343
Transitional adjustment (note 1)		-	-	-		15,632
		$ 350,732	$ 4,187	$ 354,919		$ 336,975

The aggregate fair value of equity accounted investments as at June 30, 2007 is $768,812,000 (December 31, 2006 – $665,400,000).

Step Acquisition in Breakwater Resources Ltd. ("Breakwater")

On March 2 and 14, 2007, the Company exercised an aggregate of 30,801,410 warrants to acquire the same number of common shares of Breakwater at $0.20 per share for a total cost of approximately $6,160,000.  As a result of the transactions, the Company's interest in Breakwater increased by approximately 6% from 18% to 24%.  The Company accounted for the transactions as a step acquisition of an equity accounted investee, with the aggregate purchase price allocated to Breakwater's underlying assets at their estimated fair value.  The net amounts assigned to identifiable net assets exceeded the cost of the purchase by approximately $15,955,000.  In accordance with Canadian GAAP, the excess has been notionally eliminated by an allocation on a pro-rata basis of the excess to mining properties and other non-current assets of Breakwater.

Dundee Real Estate Investment Trust ("Dundee REIT") Units in Escrow

The Company's investment in Dundee REIT is held through limited partnership units of Dundee Properties Limited Partnership.  The limited partnership units are convertible at the Company's option, into publicly traded Dundee REIT units on a one-for-one basis.  In order to satisfy the exchange feature of its Exchangeable Debentures, the Company has placed approximately 2,300,000 units of Dundee Properties Limited Partnership into escrow, which exceeds its obligation to deliver a maximum of 1,100,000 additional units.

DUNDEE CORPORATION

Proposed Sale of Portfolio Assets of Dundee REIT to GE Real Estate

On June 4, 2007, Dundee REIT announced that it had entered into a definitive agreement to sell certain of its real estate assets to GE Real Estate for an aggregate purchase price of approximately $2.4 billion, subject to certain adjustments. As part of the transaction, GE Real Estate agreed to subscribe for newly issued units of Dundee REIT worth approximately $165 million, which is expected to result in GE Real Estate owning approximately 18% of Dundee REIT.

Dundee REIT will use the cash proceeds received on closing to redeem outstanding units of Dundee REIT for $47.50 per unit, subject to a maximum of amounts received pursuant to the transaction referred to above.  The Company, together with the non-controlling shareholder of Dundee Realty Corporation (“Dundee Realty”) have, collectively, elected to have 58% of their interest acquired pursuant to the transaction which is expected to generate cash proceeds of approximately $184 million and a resulting pre-tax realized gain in respect of our investment of approximately $99 million.  Following completion of the transaction as outlined above, the Company and the non-controlling shareholder of Dundee Realty will hold an approximate 18% interest in Dundee REIT.

The transaction contemplates that Dundee REIT’s senior management will be transferred to Dundee Realty and that Dundee Realty will enter into an asset management agreement with each of GE Real Estate and Dundee REIT pursuant to which Dundee Realty will provide asset management services.  The Dundee REIT asset management agreement is for an initial term of five years and is renewable for a further five years in accordance with the terms of the agreement.

The transaction is subject to shareholder approval at a special meeting of shareholders to be held on August 15, 2007.  It is anticipated that the transaction will be completed by August 24, 2007.

6.

INVESTMENT INCOME

		Three Months		Six Months
For the three and six months ended June 30,	2007	2006	2007	2006
Interest, dividends and foreign exchange	$ 4,553	$ 1,747	$ 8,315	$ 4,354
Realized investment gains (losses), net	(1,171)	14,978	5,513	15,892
	3,382	16,725	13,828	20,246

Share of earnings of equity accounted investees	8,979	14,507	16,472	23,816
Gains from dilution of interest in equity accounted investees	2,095	17,409	15,867	18,288
	11,074	31,916	32,339	42,104
	$ 14,456	$ 48,641	$ 46,167	$ 62,350

7.

GOODWILL AND OTHER INTANGIBLE ASSETS

			June 30, 2007	December 31, 2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Goodwill	$ 411,885	$ -	$ 411,885	$ 347,719
Investment management contracts	274,745	-	274,745	71,377
Funds under administration	21,739	6,767	14,972	15,624
Customer relationships	6,651	1,443	5,208	5,874
Bank license	1,439	-	1,439	1,439
	$ 716,459	$ 8,210	$ 708,249	$ 442,033

DUNDEE CORPORATION

8.

CLIENT DEPOSITS AND RELATED LIABILITIES

	June 30, 2007	December 31, 2006
Brokerage business
Client accounts	$ 315,481	$ 206,994
Brokers' and dealers' balances	120,547	57,872
Securities loaned	55,622	-
	491,650	264,866
Banking deposit accounts
High yield savings	28,016	33,488
30-364 day redeemable GIC	3,310	5,485
1-5 year redeemable GIC	52,745	51,053
Investment savings account	1,795,815	841,299
Principal protected notes	7,366	-
Other	4,688	4,842
	1,891,940	936,167
	$ 2,383,590	$ 1,201,033

Banking deposits in high yield savings, short-term guaranteed investment certificates and in the investment savings account product have annualized effective yields ranging from 3.9% to 4.2% (December 2006 – ranging from 3.9% to 4.2%).  Longer term deposits in guaranteed investment certificates with maturities ranging from one to five years have annualized effective yields of approximately 4.3% (December 2006 – 4.3%).

9.

CORPORATE DEBT

	June 30, 2007	December 31, 2006
Corporate
$31.6 million - 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	$ 47,427	$ 82,186
$100 million - revolving term credit facility	81,561	92,492
Other	773	773
Subsidiaries
$350 million - revolving term credit facility, DundeeWealth	209,586	-
$100 million - revolving term credit facility, Dundee Realty	46,758	68,311
$22.3 million - revolving term credit facility, subsidiary of DundeeWealth	-	20,230
Series 1 preference shares, DundeeWealth	144,430	-
Real estate debt, Dundee Realty	139,456	156,494
Income trusts, subsidiary of DundeeWealth	3,449	3,579
Other	90	91
	$ 673,530	$ 424,156

$31,558,000 – 5.85% Exchangeable Unsecured Subordinated Debentures

In accordance with Canadian GAAP, the carrying value of the Exchangeable Debentures is adjusted in the consolidated financial statements to reflect the market value of the underlying Dundee REIT units, provided that such adjustment does not result in a carrying value that is below the principal value of the Exchangeable Debentures outstanding.  The market value is determined based on the quoted market value of the Dundee REIT units at each period end.  Any change in the carrying value of the Exchangeable Debentures resulting from such adjustments will be recorded in consolidated net earnings even though the Company would continue to hold the offsetting Dundee REIT investment.  As a result, the Company’s net earnings may vary significantly from period to period.

DUNDEE CORPORATION

As at June 30, 2007, the market value of the Dundee REIT units underlying the outstanding Exchangeable Debentures was $47,427,000, resulting in the recognition of a year-to-date gain of $2,316,000 from decreases in the market value of the Dundee REIT units since December 31, 2006.

During the first six months of 2007, $33,807,000 of par value Exchangeable Debentures were surrendered for exchange in accordance with their terms.  In settlement, the Company delivered 1,136,351 Dundee REIT units and recognized a gain of $3,036,000 in investment income.

$350,000,000 – Credit Facility Established February 15, 2007, DundeeWealth

In the first quarter of 2007, DundeeWealth established a revolving term credit facility for a maximum of $350,000,000 with a Canadian chartered bank.  The facility bears interest, at DundeeWealth’s option, at a rate per annum equal to either the bank’s prime lending rate or at the bank’s then prevailing bankers’ acceptance rate plus 0.625%.  Unused amounts available under the facility are subject to a standby fee of 0.15% per annum.

The credit facility is secured by a general security agreement over all the assets of DundeeWealth and certain of its subsidiaries.  If not extended by mutual agreement, the facility will convert into a non-revolving term credit facility in February 2008 and all amounts borrowed pursuant to the facility will be repayable four years after the date of the conversion to a non-revolving term credit facility.

The facility is subject to certain covenants, including maintaining minimum levels of assets under management and earnings, restrictions on the existence of secured indebtedness and restrictions on the disposition of assets in excess of a specified amount by certain subsidiaries.

Issuance of Preference Shares by DundeeWealth

On March 13, 2007, DundeeWealth issued 6,000,000 4.75% cumulative redeemable first preference shares, series 1 (“DundeeWealth Series 1 Shares”) at a price of $25 per DundeeWealth Series 1 Share.  These shares rank in priority to the common and special shares outstanding of DundeeWealth and rank pari passu with the first preference shares, Series X to the payment of dividends and the distribution of assets on the dissolution, liquidation or winding-up of DundeeWealth.  These shares entitle the holder to a fixed preferential cumulative dividend at the rate of 4.75% per annum, payable quarterly.  The DundeeWealth Series 1 Shares are generally non-voting, except in limited circumstances.

These shares may be redeemed at the option of DundeeWealth, at any time after March 13, 2007 at a price per share which declines over time in accordance with the terms of the shares from $27.25 per share if such share is redeemed prior to March 13, 2008 to $25.00 per share if such share is redeemed after March 13, 2016 (the “Redemption Price Schedule”).

DundeeWealth may convert the DundeeWealth Series 1 Shares to its common shares at any time after March 13, 2007, subject to regulatory approval.  The DundeeWealth Series 1 Shares will be converted on the basis of one DundeeWealth Series 1 Share for that number of common shares that is equal to the redemption price at the time of the conversion determined in accordance with the Redemption Price Schedule divided by the current market price of its common shares, determined in accordance with a formula.

Any redemption or conversion of the DundeeWealth Series 1 Shares prior to March 13, 2012 is limited to circumstances where such shares are entitled to vote separately as a class or series by law.

DundeeWealth may, at any time, purchase the DundeeWealth Series 1 Shares for cancellation, which purchase may occur in the open market, by private placement or otherwise.  DundeeWealth Series 1 Shares are retractable by the holder at any time after March 13, 2017 for cash of $25.00 per share.

During the second quarter of 2007,  DundeeWealth issued an additional 225,000 DundeeWealth Series 1 Shares pursuant to the exercise of an over allotment option granted to the underwriters of its offering, providing proceeds of $5,625,000, before associated issue costs, to DundeeWealth.

DUNDEE CORPORATION

10.

PREFERENCE SHARES

Issued and Outstanding

(in thousands of dollars, except for number of shares)
	Number
	of Shares	Amount
PREFERENCE SHARES:
First Series:
Series 1
Outstanding December 31, 2006	6,000,000	$ 150,000
Transitional amounts, net of amortization (note 1)
Issue costs, net of amortization	-	(4,267)
Premium, net of amortization	-	1,112
Total Preference Shares Issued and Outstanding June 30, 2007	6,000,000	$ 146,845

11.

SHARE CAPITAL

Issued and Outstanding

(in thousands of dollars, except for number of shares)
	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Total Share Capital
Outstanding December 31, 2006	72,182,235	$ 281,679	3,120,987	$ 8,170	75,303,222	$ 289,849
Issued (redeemed) during the period
ended June 30, 2007
Issuance of shares under the
share incentive plan	1,764	35	-	-	1,764	35
Options exercised	49,500	338	-	-	49,500	338
Conversion from Class B Shares
to Subordinate Shares	78	1	(78)	(1)	-	-
Total Share Capital
Outstanding June 30, 2007	72,233,577	$ 282,053	3,120,909	$ 8,169	75,354,486	$ 290,222

Share Option Plan

In the first six months of 2007, the Company issued 49,500 shares on the exercise of options at an average price of $6.84 per share.

Deferred Share Unit Plan

During the first six months of 2007, the Company granted 32,901 deferred share units (DSU’s) under the terms of its deferred share unit plan.  As at June 30, 2007, there were 358,752 DSU’s outstanding.

12.

EARNINGS PER SHARE

(in thousands of dollars, except weighted average number of shares outstanding and per share amounts)
		Three Months		Six Months
For the three and six months ended June 30,	2007	2006	2007	2006
Net earnings available to Subordinate Shareholders and
Class B Shareholders	$ 19,530	$ 36,178	$ 113,813	$ 54,553
Weighted average number of shares outstanding	75,324,345	75,160,998	75,316,677	75,089,382
Basic earnings per share	$ 0.26	$ 0.48	$ 1.51	$ 0.73

Effect of dilutive securities to available net earnings	$ 746	$ (681)	$ 2,025	$ (1,677)
Effect of dilutive securities to weighted average number of shares outstanding	11,525,631	2,426,025	11,801,520	2,592,177
Diluted earnings per share	$ 0.23	$ 0.45	$ 1.33	$ 0.68

DUNDEE CORPORATION

13.

STOCK BASED COMPENSATION

Details of the Company’s share incentive plan components are disclosed in note 15 to the 2006 Audited Consolidated Financial Statements.  The following table details the recognition of stock based compensation expense and the issuance of shares under the Company’s share incentive plan during the three and six months ended June 30, 2007 and 2006.

	Six months ended June 30, 2007			Six months ended June 30, 2006
	Number			Number
	of	Employee	Compensation	of	Employee	Compensation
	Shares	Contributions	Expense (ii)	Shares	Contributions	Expense (ii)
Dundee Corporation
Share option plan	49,500	$ 338	$ -	505,938	$ 2,663	$ -
Stock option expense over vesting period (i)	-	-	422	-	-	452
Deferred share unit plan	-	-	353	11,379	-	261

Stock based compensation in subsidiaries
before adjusting for non-controlling interest
DundeeWealth			5,903			4,417
Eurogas Corporation			848			423
Dundee Realty Corporation			264			108
Share of stock based compensation
in equity accounted investees			518			862
			$ 8,308			$ 6,523

	Three months ended June 30, 2007			Three months ended June 30, 2006
	Number			Number
	of	Employee	Compensation	of	Employee	Compensation
	Shares	Contributions	Expense (ii)	Shares	Contributions	Expense (ii)
Dundee Corporation
Share option plan	30,000	$ 146	$ -	21,000	$ 111	$ -
Stock option expense over vesting period (i)	-	-	212	-	-	221
Deferred share unit plan	-	-	213	11,379	-	121

Stock based compensation in subsidiaries
before adjusting for non-controlling interest
DundeeWealth			3,500			2,466
Eurogas Corporation			856			254
Dundee Realty Corporation			132			92
Share of stock based compensation
in equity accounted investees			153			281
			$ 5,066			$ 3,435

(i)

The Company recognizes the fair value of stock options over the applicable vesting period as an increase to compensation expense and an increase in contributed surplus.  When options are exercised, the proceeds received, together with the amount previously accrued to contributed surplus, are added to common share capital.  No expense is recognized for stock options granted before January 1, 2003.

(ii)

Stock based compensation tables above do not include amounts related to the share loan plan of subsidiaries, other acquisition related deferred share- based amounts or share purchase plans.  Expenses related to these arrangements, including stock based compensation as described above, is included in selling, general and administrative expense in the respective business segments.

Share Loans Receivable in Subsidiaries

Since December 31, 2006, the Company’s wealth management subsidiary extended loans of $38,979,000 to individual employees to purchase common shares of the subsidiary pursuant to the terms of its share loan plan.  The subsidiary will recognize one third of the share loan amount as compensation expense over a three year term.  Aggregate compensation expense in respect of the share loan plan was $1,287,000 during the period.

DUNDEE CORPORATION

14.

CONTINGENCIES AND COMMITMENTS

There have been no substantive changes to the description and nature of contingencies and commitments from those described in note 16 to the 2006 Audited Consolidated Financial Statements.

15.

SEGMENTED INFORMATION

Segmented earnings for the six months ended June 30, 2007 and 2006

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
SEGMENTED OPERATIONS
Revenues	$ 499,636	$ 393,370	$ 148,381	$ 94,324	$ 362	$ 287	$ 7,650	$ 6,738	$ (5,714)	$ (3,045)	$ 650,315	$ 491,674
Expenses	460,348	349,671	104,140	71,791	5,769	1,539	14,660	18,061	(7,350)	(4,681)	577,567	436,381
OPERATING EARNINGS (LOSS)	39,288	43,699	44,241	22,533	(5,407)	(1,252)	(7,010)	(11,323)	1,636	1,636	72,748	55,293
Equity earnings	-	-	12,124	21,048	20,118	20,713	97	343	-	-	32,339	42,104
EARNINGS (LOSS) BEFORE
UNDERNOTED ITEM	39,288	43,699	56,365	43,581	14,711	19,461	(6,913)	(10,980)	1,636	1,636	105,087	97,397
Non-controlling interest	(11,073)	(14,356)	(5,314)	(2,465)	765	659	-	-	-	-	(15,622)	(16,162)
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	28,215	29,343	51,051	41,116	15,476	20,120	(6,913)	(10,980)	1,636	1,636	89,465	81,235
Dilution gains											60,339	1,162
Income tax provision											(35,991)	(27,844)
NET EARNINGS (LOSS)	$ 28,215	$ 29,343	$ 51,051	$ 41,116	$ 15,476	$ 20,120	$ (6,913)	$ (10,980)	$ 1,636	$ 1,636	$ 113,813	$ 54,553

Segmented earnings for the three months ended June 30, 2007 and 2006

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
SEGMENTED OPERATIONS
Revenues	$ 256,105	$ 190,299	$ 78,392	$ 55,159	$ (180)	$ 126	$ 3,705	$ 3,628	$ (2,912)	$ (1,614)	$ 335,110	$ 247,598
Expenses	235,712	173,864	55,292	38,204	3,352	916	13,556	9,310	(3,730)	(2,432)	304,182	219,862
OPERATING EARNINGS (LOSS)	20,393	16,435	23,100	16,955	(3,532)	(790)	(9,851)	(5,682)	818	818	30,928	27,736
Equity earnings (loss)	-	-	(3,725)	18,977	14,799	12,844	-	95	-	-	11,074	31,916
EARNINGS (LOSS) BEFORE
UNDERNOTED ITEM	20,393	16,435	19,375	35,932	11,267	12,054	(9,851)	(5,587)	818	818	42,002	59,652
Non-controlling interest	(6,889)	(5,943)	(3,277)	(2,141)	595	442	-	-	-	-	(9,571)	(7,642)
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	13,504	10,492	16,098	33,791	11,862	12,496	(9,851)	(5,587)	818	818	32,431	52,010
Dilution gains (loss)											3,263	(2,385)
Income tax provision											(16,164)	(13,447)
NET EARNINGS (LOSS)	$ 13,504	$ 10,492	$ 16,098	$ 33,791	$ 11,862	$ 12,496	$ (9,851)	$ (5,587)	$ 818	$ 818	$ 19,530	$ 36,178

Segmented assets as at June 30, 2007 and December 31, 2006

	Wealth						Other Investments and
SEGMENTED ASSETS	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Cash and cash equivalents	$ 140,826	$ 184,545	$ 18,129	$ 19,081	$ 11,930	$ 18,824	$ 1,294	$ 27,868	$ -	$ -	$ 172,179	$ 250,318
Goodwill	402,850	338,684	-	-	-	-	9,035	9,035	-	-	411,885	347,719
Other assets	3,729,713	1,890,459	631,123	664,806	340,745	252,674	100,006	143,458	-	-	4,801,587	2,951,397
TOTAL ASSETS	$ 4,273,389	$ 2,413,688	$ 649,252	$ 683,887	$ 352,675	$ 271,498	$ 110,335	$ 180,361	$ -	$ -	$ 5,385,651	$ 3,549,434

16.

EFFECTIVE INCOME TAX RATE

In the second quarter of 2007, the effective income tax rate was 38%.  The marginal increase was a result of the Company incurring non-tax deductible items including stock based compensation and preferred share dividend payments which are categorized as interest for accounting, offset by the recognition of future income tax assets relating to banking activities in DundeeWealth.

DUNDEE CORPORATION

17.

 SUBSEQUENT EVENT

At the annual meeting of shareholders of the Company held on June 20, 2007, shareholders approved a three-for-one stock split of the Company’s class A subordinate voting shares and class B common shares with the result that each holder of a class A subordinate voting share or class B common share of the Company on July 6, 2007 was issued two additional shares of the same class for each class A subordinate voting share or class B common share held.  The stock split did not alter the rights of such holders or the relative voting rights attached to each class of shares.

All prior period share capital information and applicable share and per share amounts have been retrospectively adjusted to reflect the split.

DUNDEE CORPORATION

Executive Office	Registrar and Transfer Agent	Stock Listing
28th Floor	Computershare Investor Services Inc.	The Toronto Stock Exchange
1 Adelaide Street East	100 University Avenue, 9th Floor
Toronto, ON M5C 2V9	Toronto, Ontario M5J 2Y1	Stock Symbol
	Toll Free: 1.800.564.6253	DC.A
Fax: 1.888.453.0330
Email: service@computershare.com

MOE 100

www.dundeecorporation.com